UNITED STATES
SECURITIES AND EXCXHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Norvanco Inc.
(Exact name of issuer as specified in its charter)

Nevada
(State or other jurisdiction of incorporation or organization)

2255 Tamarisk Drive, Palm Springs, California 92262,
TEL: (760) 409-7914
(Address, including zip code, and telephone number, including area code of issuer's principal office)

79290000	AU 80-0015705
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) The Issuer's Directors (Insert Home Addresses: Street, City, State, Zip Code). All of the following persons have a business address at: 2255 Tamarisk Drive, Palm Springs, California 92262

Gordon W. Thompson, Chief Executive Officer & Director
2255 Tamarisk Lane
Palm Springs, California 92262

David O. Hill, Chief Financial and Administration Officer & Director
2255 Tamarisk Lane
Palm Springs, California 92262

(b) The Issuer's Officers

Gordon W. Thompson, Chief Executive Officer & Director
2255 Tamarisk Lane
Palm Springs, California 92262

David O. Hill, Chief Financial and Administration Officer & Director
2255 Tamarisk Lane
Palm Springs, California 92262

(c) The Issuer's General Partners

Not Applicable.

(d) Record Owners of 5 percent or more of any class of the Issuer's equity securities (as of September 10, 2009):

Name of Stockholder	Number of Shares Owned	Percentage
Gordon W. Thompson	3,729,680	26.38%
David O. Hill[1]	3,917,667	27.71%
Joshua Davis	1,800,000	12.73%

[1] Elizabeth P. Samis-Hill holds 200,000 shares and she is the wife of David O. Hill. Her 200,000 shares have been included in the total amount of shares held by David O. Hill.

Reginald Davis	1,200,000	8.49%

(e) Beneficial owners of 5 percent or more of any class of the Issuer's equity securities (as of September 10, 2009):

Gordon W. Thompson	3,729,680	26.38%
David O. Hill	3,917,667	27.71%
Joshua Davis	1,800,000	12.73%
Reginald Davis	1,200,000	8.49%

(f) Promoters of the Issuer

Gordon W. Thompson

David O. Hill

(g) Affiliates of the Issuer

Not Applicable.

(h) Counsel to the Issuer with respect to the proposed Offering

Law Offices of William M. Aul
7676 Hazard Center Drive, Suite 500
San Diego, California 92108

(i) Each underwriter with respect to the proposed Offering

Not Applicable.

(j) The underwriter's directors

Not Applicable.

(k) The underwriter's officers

Not Applicable.

(l) The underwriter's general partners

Not Applicable.

(m) Counsel to the underwriter

Not Applicable.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

None.

(b) If any such person is subject to these provisions, provide a full description including pertinent \names, dates, and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Not Applicable.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the Issuer.

The Issuer has not had a net income from operations of the character in which the Issuer intends to engage for at least one of its two fiscal years.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or sales persons.

None.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers, or salesmen and state the method by which such securities are to be offered.

California

Method: The securities will be offered solely by the Company's Directors and officers who will not earn or be paid any compensation in connection with the offering and sale of the securities in this Offering.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the Issuer or any of its predecessor or affiliated Issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of the Issuer;

Norvanco Inc.

(2) the title and amount of securities issued;

During March and April 2008, the Issuer sold 3,000,000 shares of its Common Stock at $0.0833 per share with gross proceeds of $249,900 and net proceeds (after $25,000 offering costs) of $224,900.

On June 18, 2009, the Company issued a $1,000 promissory note to Gordon Thompson in exchange for the Company's receipt of the sum of $1,000 in cash from him.

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

All of the 3,000,000 shares of the Issuer's Common Stock that were issued during March and April 2008 were issued at an aggregate price of $249,900. The shares were issued in exchange for the Issuer's receipt of cash from each of the investors.

The $1,000 Promissory Note was issued on June 18, 2009 for an aggregate consideration of $1,000 cash as received by the Company. The Note carries an 8% interest rate (simple interest) and matures on June 18, 2010.

(4) the names and identities of the persons to whom the securities were issued in March and April 2008:

Joshua Davis	1,800,000
Reginald Davis	1,200,000

(5) During September of 2008, the Issuer sold 86,061 shares of its Common Stock at $0.25 per share with gross proceeds of $21,515.25 and net proceeds of $21,515.25.

(6) All of the 86,061 shares of the Issuer's Common Stock were issued at an aggregate price of $21,515.25. The shares were issued in exchange for the Issuer's receipt of cash from each of the investors.

(7) On June 10, 2009, the Company's Board of Directors issued a promissory Note to David O. Hill, the Company's Chief Financial and Administration Officer & Director in the amount of $25,000. The Note carries an 8% interest rate (simple interest) and matures on June 10, 2010.

(b) As to any unregistered securities of the Issuer or any of its predecessors or affiliated Issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter, or principal security holder of the Issuer of such securities, or was an underwriter of any securities of such Issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Not Applicable.

(c) Indicate the Section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

The Issuer relied upon the exemption provided by Regulation S and Section 4(2) of the Securities Act of 1933. The offering and sale of the shares (described above) was undertaken in reliance upon the exemption provided by Regulation S of the Securities Act of 1933. Each investor executed a Subscription Agreement confirming their eligibility to purchase the Issuer's Common Stock and their eligibility under Regulation S of the Securities Act of 1933. All stock certificates were issued with a restricted securities legend in accordance with the Securities Act of 1933.

Item 6. Other Present or Proposed Offerings

State whether or not the Issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Not Applicable.

Item 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the Issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

Not Applicable.

(2) To stabilize the market for any of the securities to be offered;

Not Applicable.

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

Not Applicable.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

Not Applicable.

Item 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the Issuer or any of its parents or subsidiaries or was connected with the Issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Not Applicable.

Item 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the dates of publication and of the last communication with prospective purchasers.

Not Applicable.

PART II -- OFFERING CIRCULAR

COVER PAGE

Norvanco Inc.
(Exact name of the Company as set forth in Charter)

Type of securities offered: Common Stock, (par value $0.001)

Maximum number of securities offered:
1,000,000 shares of Common Stock.

Price per security: Each share is priced at $0.10 per share.

Total Proceeds: If maximum sold: $100,000

Is a commissioned selling agent selling the securities in this offering?

[__] YES [X] NO*

If yes, what percent is commission of price to public? ______%

*The Company has not engaged the services of an FINRA-registered broker-dealer but may do so in the future. In the event that the Company engages an FINRA-registered broker-dealer to assist it with the Offering, the Company anticipates that it will incur commissions of up 10% of the securities sold in the Offering. Currently the Company has not undertaken any discussions with any FINRA-registered broker-dealer and there can be no assurance that the Company will secure the services of any FINRA-registered broker-dealer at any time in the future.

Is there a finder's fee or similar payment to any person?

[__] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until the minimum is obtained?

[__] Yes [X] No (See Question No. 26)

Is this Offering limited to persons of a special group, such as employees of the Company or individuals?

[__] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted?

[__] Yes [X] No (See Question No. 25)

INVESTMENTS IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY UPON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[X] Is in the development stage.]
[ ] Is currently conducting operations.
[_] Has shown a profit in the last fiscal year.
[_] Other (Specify):
(Check at least one, as appropriate)

This Offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*
California	____________	__________

Absence of Escrow Agent, No Minimum Offering & Limited Offering Period

The Company will not be using any escrow account in connection with the Offering. No minimum offering has been established and all funds received, if any, from this offering will be released immediately to the Company. The Offering will terminate on: (a) December 31, 2009 unless the Company's Board of Directors has extended the period of the Offering for an additional 90 days thereafter; and (b) the Company's receipt and acceptance of funds from this Offering aggregating $100,000 (the "Maximum Offering"). All funds received and accepted shall be immediately released to the Company and deposited into the Company's general bank accounts all of which shall be available for use by the Company. (See "Plan of Distribution"). There can be no assurance that the Company will obtain any funds from this Offering.

NOTICE TO INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF THIS OFFERING CIRCULAR. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION. HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THE OFFERING OF SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 ("1933 ACT"). THIS OFFERING IS MADE PURSUANT TO THE EXEMPTION PROVIDED BY REGULATION A OF THE 1933 ACT WHICH EXEMPTS FROM SUCH REGISTRATION TRANSACTIONS NOT INVOLVING A PUBLIC OFFERING. FOR THIS REASON, THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR WILL BE SOLD ONLY TO INVESTORS WHO MEET THE SUITABILITY STANDARDS DESCRIBED IN THIS OFFERING CIRCULAR (See "Suitability Standards.")

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY ANY STATE SECURITIES AUTHORITY OR ANY OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING PASSED UPON OR ENDORSED THE MERITS, ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

NO BROKER-DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS OFFERING CIRCULAR AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THE INVESTMENT AGREEMENT TO BE SIGNED BY EACH

INVESTOR INCLUDES A PRE-DISPUTE ARBITRATION CLAUSE. THIS PROVISION REQUIRES THAT ANY DISPUTE BETWEEN THE COMPANY AND THE INVESTOR ARISING OUT OR RELATED TO AN INVESTOR'S INVESTMENT BE SUBMITTED TO ARBITRATION.

THE PURCHASE OF THE COMPANY'S COMMON SHARES (THE "COMMON STOCK") IS NOT RECOMMENDED FOR PERSONS WHO DO NOT HAVE ADEQUATE LIQUID ASSETS WHICH WOULD ENABLE THEM TO AFFORD A LONG-TERM, NON-LIQUID INVESTMENT. (See "Suitability Standards" and "Risk Factors.")

THIS OFFERING IS HIGHLY SPECULATIVE AND SUBJECT TO A HIGH DEGREE OF RISK, INCLUDING, BUT NOT LIMITED TO, THE FOLLOWING:

1. THE COMPANY IS AN EARLY-STAGE COMPANY WITH NO HISTORY OF GENERATING ANY REVENUES OR OTHERWISE DEMONSTRATING COMMERCIAL ACCEPTANCE OF ITS PROPOSED BUSINESS. THERE CAN BE NO ASSURANCE THAT THE COMPANY'S PLANNED BUSINESS WILL ACHIEVE COMMERCIAL ACCEPTANCE OR, IF IT DOES, THAT IT ACHIEVE OR MAINTAIN ANY PROFITABILITY.

2. THE COMMON STOCK OFFERED HEREBY IS BEING OFFERED PURSUANT TO THE EXEMPTION PROVIDED BY REGULATION A OF THE SECURITIES ACT OF 1933 AND THE PROVISIONS OF STATE SECURITIES LAWS IN THE STATE OF CALIFORNIA ONLY WHEREIN THIS OFFERING IS BEING CONDUCTED. WHILE THE CERTIFICATES REPRESENTING THE COMMON STOCK WILL NOT CONTAIN A RESTRICTED SECURITIES LEGEND, NO LIQUID TRADING MARKET EXISTS AND WHILE THE COMPANY PLANS TO USE ITS BEST EFFORTS TO COMPLETE FILINGS WITH PINK SHEETS, LLC THAT MAY ALLOW THE COMPANY'S COMMON STOCK TO GAIN TRADING PRIVILEGES ON PINKSHEETS.COM, THERE CAN BE NO GUARANTEE THAT ANY LIQUID TRADING MARKET FOR THE COMPANY'S COMMON STOCK WILL EVER DEVELOP OR IF IT DOES DEVELOP, THAT IT CAN BE MAINTAINED. AS A RESULT, UNLESS A TRADING MARKET DEVELOPS, TRANSFERABILITY OF THE COMMON STOCK AND WARRANTS OFFERED HEREBY WILL LIKELY BE LIMITED WITH NO CERTAIN LIQUID TRADING MARKET. SUBSCRIBERS MAY FIND IT DIFFICULT OR IMPOSSIBLE TO LIQUIDATE THEIR INVESTMENT AT A TIME WHEN THEY DESIRE TO DO SO. SUBSCRIBERS MAY, THEREFORE, BE REQUIRED TO BEAR THE ECONOMIC RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THERE CURRENTLY IS NO MARKET FOR THE COMMON SHARES OF THE COMPANY AND THERE CAN BE NO GUARANTEE THAT A LIQUID TRADING MARKET WILL DEVELOP IN THE FUTURE.

3. NO FINRA-REGISTERED BROKER-DEALER HAS BEEN ENGAGED AS A PLACEMENT MANAGER OR SELLING AGENT TO ASSIST THE COMPANY WITH THE SALE OF THE COMMON STOCK. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL ACHIEVE THE MINIMUM OFFERING OR THAT ANY SUCH BROKER-DEALER WILL ASSIST THE COMPANY WITH THIS OFFERING.

4. NO MINIMUM OFFERING OR ESCROW ACCOUNT HAS BEEN OR WILL BE ESTABLISHED. ALL FUNDS RECEIVED FROM THIS OFFERING, IF ANY, WILL BE IMMEDIATELY RELEASED TO THE COMPANY. THERE CAN BE NO ASSURANCE THAT ANY OF THE SHARES OF THE COMPANY'S COMMON STOCK OFFERED HEREBY WILL BE SOLD OR THAT THE COMPANY WILL RECEIVE ANY PROCEEDS FROM THIS OFFERING.

5. PURCHASE OF THE COMMON STOCK OF THE COMPANY WILL RESULT IN SUBSTANTIAL AND IMMEDIATE DILUTION OF A SUBSCRIBER'S INVESTMENT BASED UPON THE BOOK VALUE OF THE COMMON STOCK OF THE COMPANY.

6. THE COMPANY IS A DEVELOPMENT-STAGE COMPANY WITH NO RECORD OF GENERATING REVENUES OR ACHIEVING ANY PROFITABILITY OR POSITIVE CASH FLOW. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL EVER BECOME PROFITABLE OR ACHIEVE POSITIVE CASH FLOW OR, IF IT DOES, THAT IT CAN BE SUSTAINED FOR ANY PERIOD OF TIME.

7. EVEN IF THIS OFFERING IS SUCCESSFUL, THE COMPANY ESTIMATES THAT IT MAY NEED TO RAISE AN ADDITIONAL $2,000,000 TO FULLY IMPLEMENT ITS BUSINESS PLAN. THE COMPANY HAS NOT HAD ANY DISCUSSIONS OR NEGOTIATIONS WITH ANY SOURCE THAT MAY PROVIDE THIS ADDITIONAL CAPITAL AND THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE CABLE TO RAISE ANY ADDITIONAL CAPITAL AT ANY TIME IN THE FUTURE. IN THAT EVENT, A PURCHASER OF THE COMPANY'S COMMON STOCK SHOULD BE PREPARED TO ACCEPT THE TOTAL LOSS OF THEIR INVESTMENT.

9. THE COMPANY HAS ONLY TWO OFFICERS EACH OF WHOM HAVE OTHER FULL-TIME EMPLOYMENT. AS A RESULT, THEY ARE ABLE TO DEVOTE ONLY A LIMITED AMOUNT OF TIME TO THE COMPANY'S AFFAIRS. WHILE THE COMPANY BELIEVES THAT THIS HAS SERVED TO CONSERVE THE COMPANY'S LIMITED FINANCIAL RESOURCES AND THAT IT WILL NEED FULL-TIME MANAGEMENT TO IMPLEMENT ITS BUSINESS PLAN, THE COMPANY WILL NOT HAVE FULL-TIME MANAGEMENT UNLESS OR UNTIL THE COMPANY SUCCESSFULLY COMPLETES THIS OFFERING OR RAISES CAPITAL FROM THIS AND ANY OTHER SUBSEQUENT OFFERING EQUAL TO THE MAXIMUM OF THIS OFFERING.

10. THE COMPANY'S MANAGERIAL AND FINANCIAL RESOURCES ARE LIKELY TO REMAIN LIMITED FOR THE FORESEEABLE FUTURE.

11. IF THIS OFFERING IS SUCCESSFUL, THEN EACH INVESTOR WILL INCUR THE IMMEDIATE AND SUBSTANTIAL: DILUTION EQUAL TO APPROXIMATELY 99% OF THEIR INVESTMENT BASED ON THE COMPANY'S DECEMBER 31, 2008 UNAUDITED BALANCE SHEET (BEFORE INCLUDING THE EFFECTS OF ANY TRANSACTIONS AFTER THAT DATE).

12. THE COMPANY'S ARTICLES OF INCORPORATION ALLOW THE COMPANY'S BOARD OF DIRECTORS THE RIGHT TO: (a) ISSUE AN ADDITIONAL 100,000,000 SHARES OF PREFERRED STOCK AND EVEN IF THIS OFFERING IS SUCCESSFUL, THE COMPANY HAS THE RIGHT TO ISSUE AN ADDITIONAL 84,862,409 SHARES OF THE COMPANY'S COMMON STOCK WITHOUT APPROVAL FROM THE COMPANY'S STOCKHOLDERS.

13. IF THIS OFFERING IS SUCCESSFUL AND THE COMPANY IS SUCCESSFUL IN CREATING AND MARKETING TALENT-BASED "REALITY CONTESTS" FOR DISTRIBUTION OVER THE INTERNET AND TELEVISION, THE COMPANY WILL COMPETE WITH OTHER ESTABLISHED ENTERTAINMENT AND CONTEST PROVIDERS WHO POSSESS SIGNIFICANTLY GREATER MANAGERIAL AND FINANCIAL RESOURCES. FURTHER, THERE ARE FEW, IF ANY, REAL BARRIERS TO ENTRY AND THE COMPANY WILL NOT OWN OR POSSESS ANY UNIQUE OR PROPRIETARY ATTRIBUTES THAT OTHER COMPETITORS WILL NOT BE ABLE TO EASILY IMITATE. UNDER THESE COMPETITIVE CONDITIONS, THE COMPANY MAY NOT BE ABLE TO ACHIEVE OR MAINTAIN SUFFICIENT MARGINS AT ADEQUATE VOLUME LEVELS TO ACHIEVE OR MAINTAIN PROFITABILITY.

14. IF THIS OFFERING IS SUCCESSFUL AND THE COMPANY IS SUCCESSFUL IN CREATING AND DEVELOPINGTALENT-BASED "REALITY CONTESTS" FOR DISTRIBUTION OVER THE INTERNET AND TELEVISION, THE COMPANY WILL NOT LIKELY HAVE SUFFICIENT CAPITAL TO FEASIBLY SUPPORT MARKETING AND ADVERTISING EXPENSES THAT LIKELY WILL BE NEEDED TO IMPLEMENT A SUCCESSFUL MARKETING CAMPAIGN TO DEVELOP AWARENESS SUFFICIENT TO ALLOW PROFITABLE OPERATIONS. AS A RESULT, THE COMPANY WILL LIKELY INCUR OPERATING LOSSES FOR A PROTRACTED PERIOD UNTIL ADVERTISING VOLUME LEVELS ARE REACHED AND SUSTAINED. THERE IS NO GUARANTEE THAT THE COMPANY WILL REACH OR SUSTAIN PROFITABLE VOLUME LEVELS.

15. THE OFFERING PRICE FOR THE COMMON STOCK OFFERED HEREBY WAS ESTABLISHED BY THE COMPANY ON AN ARBITRARY BASIS AND WITHOUT AN ASSESSMENT OF THEIR FAIR MARKET VALUE.

16. IN THE EVENT THAT ALL OF THE SHARES OFFERED HEREBY ARE ISSUED, SUBSCRIBERS WHO PARTICIPATE IN THIS OFFERING WILL OWN AN AGGREGATE OF 1,000,000 SHARES OF THE COMPANY'S COMMON STOCK OUT OF 15,137,591 SHARES OUTSTANDING. AS A RESULT, THE COMPANY'S EXISTING OFFICERS AND DIRECTORS WILL LIKELY CONTROL THE AFFAIRS OF THE COMPANY. FOR THIS REASON, SUBSCRIBERS WILL HAVE A LIMITED ABILITY TO INFLUENCE OR CONTROL THE COMPANY.

17. THE COMPANY INTENDS TO IMPLEMENT ITS BUSINESS PLAN BY USING SUB-CONTRACTORS TO STAGE, PRODUCE, MARKET, AND DISTRIBUTE ITS PLANNED TALENT-BASED "REALITY CONTESTS." AS A RESULT, THE COMPANY WILL ONLY HAVE A LIMITED ABILITY TO CONTROL THE QUALITY OF THE CONTESTS THAT IT INTENDS TO OFFER AND THE COMPANY WILL BE PRIMARILY DEPENDENT UPON THIRD PARTIES IN NEARLY ALL OF ITS PLANNED OPERATIONS.

18. IF THE COMPANY IS NOT SUCCESSFUL, THEN THERE IS LITTLE LIKELIHOOD THAT ANY SUBSCRIBER WILL OBTAIN THE RETURN OF THE INVESTMENT MADE TO PURCHASE THE COMMON STOCK OFFERED HEREBY. THE FUNDS RECEIVED FROM THIS OFFERING, IF ANY, WILL BE USED PRIMARILY FOR MARKETING AND PROMOTION EXPENDITURES, ADVERTISING AND WORKING CAPITAL. AS A RESULT, THE COMPANY WILL HAVE LITTLE OR NO ASSETS OF ANY SIGNIFICANT VALUE TO REPAY ANY SUBSCRIBER.

19. THE COMPANY'S BUSINESS PLAN HAS NOT BEEN REVIEWED OR EVALUATED BY ANY INDEPENDENT THIRD PARTY EXPERIENCED IN UNDERTAKING THE BUSINESS PLANNED BY THE COMPANY. ALL OF THE COMPANY'S PLANS HAVE BEEN DEVELOPED BY THE COMPANY'S TWO PART-TIME OFFICERS.

20. WHILE THE COMPANY INTENDS TO ENLIST THE SERVICES OF A FINRA-REGISTERED BROKER-DEALER TO SUBMIT THE FORM 211 INFORMATION STATEMENT WITH THE FINANCIAL INDUSTRY REGULATORY AUTHORITY (FINRA) WHICH, IF APPROVED, MAY ALLOW THE SHARES THAT MAY BE SOLD HEREBY TO GAIN TRADABILITY ON THE NON-OTC PINK SHEETS MARKET, THERE CAN BE NO ASSURANCE THAT ANY MARKET FOR THE COMPANY'S COMMON STOCK WILL DEVELOP OR THAT IF IT DOES DEVELOP, THAT IT WILL BE MAINTAINED.

21. THE COMPANY'S BUSINESS WILL BE SUBJECT TO EVER-CHANGING CONSUMER TASTES AND PREFERENCES. WHILE THE COMPANY BELIEVES THAT ITS PLANNED PRODUCTS WILL HAVE BROAD APPEAL, THERE CAN BE NO ASSURANCE THAT THE COMPANY'S PLANNED PRODUCTS WILL GENERATE SUFFICIENT REVENUES THAT WILL ALLOW THE COMPANY TO ACHIEVE OR MAINTAIN PROFITABILITY AND POSITIVE CASH FLOW. IN

THE EVENT THAT THE COMPANY IS NOT SUCCESSFUL, A SUBSCRIBER SHOULD BE PREPARED TO LOSE ALL OR SUBSTANTIALLY ALL OF THEIR INVESTMENT.

22. THE FINANCIAL STATEMENTS DO NOT INCLUDE ADJUSTMENTS RELATING TO THE RECCOVERABILITY AND CLASSIFICATION OF LIABILITIES THAT MIGHT BE NECESSARY SHOULD THE COMPANY BE UNABLE TO CONTINUE AS A GOING CONCERN. THE COMPANY'S CONTNIUATION AS A GOING CONCERN IS DEPENDENT UPON ITS ABILITY TO GENERATE SUFFICIENT CASH FLOW TO MEET ITS OBLIGATIONS ON A TIMELY BASIS AND ULTIMATELY TO ATTAIN PROFITABILITY.

NO REPRESENTATIONS OR WARRANTIES OF ANY KIND WITH RESPECT TO THE ECONOMIC RETURN OR THE TAX TREATMENT WHICH MAY ACCRUE TO THE SUBSCRIBERS BY REASON OF A PURCHASE OF THE COMMON SHARES ARE MADE OR INTENDED AND NONE SHOULD BE INFERRED. OFFEREES ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR AS LEGAL, TAX OR INVESTMENT ADVICE. EACH OFFEREE MUST CONSULT HIS OWN COUNSEL, ACCOUNTANT AND/OR PROFESSIONAL ADVISORS AS TO LEGAL, TAX, INVESTMENT, AND RELATED MATTERS CONCERNING A PURCHASE OF THE COMMON SHARES.

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE COMPANY'S COMMON SHARES TO INVESTORS WHO ARE NOT "ACCREDITED INVESTORS" OR TO ANY PARTY WHERE OR TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. THIS OFFERING IS LIMITED ONLY TO RESIDENTS OF CALIFORNIA WHO MEET THE SUITABILITY STANDARDS SET FORTH HEREIN. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THIS OFFERING CIRCULAR. HOWEVER, IF A MATERIAL CHANGE OCCURS, THIS OFFERING CIRCULAR WILL BE AMENDED OR SUPPLEMENTED ACCORDINGLY FOR ALL SUBSCRIBERS WHETHER OR NOT THEIR SUBSCRIPTIONS HAVE BEEN ACCEPTED.

DURING THE COURSE OF THE OFFERING, EACH OFFEREE AND HIS ADVISORS ARE INVITED TO ASK QUESTIONS OF AND OBTAIN ADDITIONAL INFORMATION FROM THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING, THE COMPANY AND ANY OTHER RELEVANT MATTERS. SUCH INFORMATION WILL BE PROVIDED TO THE EXTENT THE COMPANY POSSESSES SUCH INFORMATION OR CAN ACQUIRE IT WITHOUT UNREASONABLE EFFORT OR EXPENSE. OFFEREES OR ADVISORS HAVING QUESTIONS OR DESIRING ADDITIONAL INFORMATION SHOULD CONTACT THE COMPANY.

THIS OFFERING CIRCULAR CONTAINS SUMMARIES, BELIEVED TO BE ACCURATE, OF CERTAIN DOCUMENTS, BUT REFERENCE IS MADE TO THE ACTUAL DOCUMENTS FOR COMPLETE INFORMATION CONCERNING THE RIGHTS AND OBLIGATIONS OF THE PARTIES, COPIES OF WHICH ARE ATTACHED OR ARE AVAILABLE FROM THE COMPANY. ALL SUCH SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY THIS REFERENCE. ALL DOCUMENTS RELATING TO THIS OFFERING WILL BE MADE AVAILABLE TO THE OFFEREE AND/OR HIS ADVISORS UPON REQUEST.

THIS OFFER CAN BE WITHDRAWN AT ANY TIME BEFORE EXPIRATION AND IS SPECIFICALLY MADE SUBJECT TO THE CONDITIONS SET FORTH IN THIS OFFERING CIRCULAR. IN CONNECTION WITH THE OFFERING AND SALE OF THE COMMON SHARES AND THE WARRANTS, THE COMPANY RESERVES THE RIGHT, IN THE EXERCISE OF ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART OR TO ALLOCATE TO ANY SUBSCRIBER LESS THAN THE COMMON SHARES AND WARRANTS APPLIED FOR BY SUCH SUBSCRIBER.

THIS OFFERING CIRCULAR HAS BEEN PREPARED SOLELY FOR THE USE IN THE STATE OF CALIFONIA. THIS OFFERING WILL NOT BE CONDUCTED IN ANY OTHER STATE OR JURISDICTION. ANY DISTRIBUTION OF THIS OFFERING CIRCULAR TO ANY PERSONS WHO RESIDE OUTSIDE OF THIS STATE IS UNAUTHORIZED AND ANY DIVULGENCE OF ANY OF ITS CONTENTS, WITHOUT PRIOR EXPRESS WRITTEN CONSENT OF THE COMPANY, IS PROHIBITED. THIS OFFERING CIRCULAR MUST BE RETURNED TO THE COMPANY UPON REQUEST.

ONLY INVESTORS WHO MEET THE SUITABILITY STANDARDS SET FORTH IN THIS OFFERING CIRCULAR AND WHO HAVE REPRESENTED THEMSELVES AS “ACCREDITED INVESTORS” MAY RECEIVE A COPY OF THIS OFFERING CIRCULAR AND PURCHASE ANY OF THE COMMON SHARES OFFERED HEREBY.

THE SUBSCRIPTION AGREEMENT ATTACHED TO THIS OFFERING CIRCULAR CONTAINS A PRE-DISPUTE ARBITRATION CLAUSE, PURSUANT TO WHICH THE COMPANY AND ALL SUBSCRIBERS AGREE THAT ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATING TO THE OFFERING AND/OR PURCHASE OF THE COMMON SHARES SHALL BE SETTLED BY ARBITRATION. SUCH ARBITRATION SHALL BE FINAL AND BINDING UPON THE PARTIES.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 75 pages.

SUITABILITY STANDARDS

THE PURCHASE OF THE COMPANY'S COMMON STOCK INVOLVES SIGNIFICANT RISKS AND IS NOT A SUITABLE INVESTMENT FOR ALL POTENTIAL INVESTORS. (See "Risk Factors".)

The purchase of the Company's Common Stock is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can afford the complete loss of their investment.

This Offering is available only to persons or entities that the Company believes to be "Accredited Investors" as defined in Regulation D and who meet the suitability standards set forth herein.

Accredited Investors

Accredited investors eligible to purchase the Company's Common Stock in this Offering are investors who, at the time of purchase of the Common Stock, fall within one of the following categories enumerated in Rule 501(a) of Regulation D:

(i) any natural person whose individual net worth or joint net worth with that person's spouse exceeds $1,000,000 (including home, home furnishings, and automobiles);

(ii) any natural person who had an individual income (excluding any income of his or her spouse) in excess of $200,000 in each of the two most recent years or joint income with his or her spouse in excess of $300,000 in each of those years, and who reasonably expects to reach the same income level in the current year;

(iii) any director or executive officer of the Company;

(iv) various institutional investors (banks, savings and loan associations, licensed brokers or dealers, insurance companies, investment companies, Small Business Investment Companies, employee benefit plans having assets in excess of $5,000,000 or self-directed plans having investment decisions made solely by persons who are accredited investors);

(v) any organization with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Common Stock;

(vi) any trust with total assets in excess of $5,000,000 not formed for the specific purpose of acquiring the Common Stock, whose purchase is directed by a sophisticated person described in Rule 506(b)(2)(ii); and

(vii) any entity in which all of the equity owners are accredited investors.

For All Accredited Investors

In addition to the foregoing, each investor must also represent to the Company, among other things, that such investor:

(A) is aware that he may not be able to liquidate his investment in the event of financial emergency or for any other reason because at this time there is no public market for the Common Stock and there can be no assurance that any public market will ever develop or if it does develop, that it will be maintained.

(B) has adequate net worth and means of providing for his current needs and personal contingencies to sustain a complete loss of his investment in the Common Stock at the time of the investment, and has no need for liquidity in his investment in the Common Stock;

(C) has evaluated the risks of investing in the Common Stock and has substantial experience in making investment decisions of this type or is relying on his advisors, if applicable, in making this investment decision;

(D) is experienced in investing in the securities of small, privately-held companies where there has not been any record of profitability or positive cash flow that would allow the investor to obtain the return of principal and the payment of interest; and

(E) is aware that the Common Stock is being offered pursuant to a claim of exemption provided by Regulation A of the Securities Act of 1933 solely within the State of California.

Such representations will be viewed by the Company to determine the suitability of investors. The Company has the right to refuse a subscription for the purchase of the Common Stock if, in its sole discretion, it believes that the Subscriber does not meet the applicable suitability requirements or that the Common Stock are an otherwise unsuitable investment for such person.

The suitability requirements referred to above represent minimum suitability requirements for Subscribers and the satisfaction of such standards by a Subscriber does not necessarily mean that the Common Stock are a suitable investment for such person. The Company may, in circumstances it deems appropriate, modify such requirements, but only in a manner that increases the suitability requirements for Subscribers.

Subscriptions will not necessarily be accepted in the order in which they are received.

THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK

THE COMPANY

1. Exact corporate name: Norvanco Inc.

State and date of incorporation: Nevada, December 11, 2001

Street address of principal office:
2255 Tamarisk Drive, Palm Springs, California 92262

Company Telephone Number: (760) 409-7914

Fiscal Year: December 31

Persons to contact at Company with respect to Offering:

Gordon W. Thompson, Chief Executive Officer

Telephone Number (if different from above): Same as above.

RISK FACTORS

List in the order of importance, the factors which the Company considers to be the most substantial risks to an investor in this Offering in view of all facts and circumstances or which otherwise make the Offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) **Current Financial Structure, Limited Working Capital & Need for Additional Financing**. The Company's financial structure is minimal and the Company has minimal working capital. While the Company's officers intend, if this Offering is successful, to pursue discussions with potential sources of capital in the near future, there can be no assurance that the Company will be successful in continuing to meet its cash requirements to raise a sufficient amount of additional capital, or if it is successful, that the Company will be able to achieve its growth objectives on reasonable terms in light of the Company's current circumstances. In the event that this Offering is not successful and the Company is unable to raise additional capital of up to $2,000,000 after this Offering (and do so on reasonable terms), an investor who purchases the Company's Common Stock offered hereby will likely lose all of their investment.

(2) **Current Financial Structure, Limited Working Capital & Need for Additional Financing**. The Company's financial structure is minimal and the Company has minimal working capital. While the Company's officers intend, if this Offering is successful, to pursue discussions with potential sources of capital in the near future, there can be no assurance that the Company will be successful in continuing to meet its cash requirements to raise a sufficient amount of additional capital, or if it is successful, that the Company will be able to achieve its growth objectives on reasonable terms in light of the Company's current circumstances. In the event that this Offering is not successful and that the Company is unable to raise additional capital of a projected $2,000,000 after this Offering (and do so on reasonable terms), an investor who purchases the Company's Common Stock offered hereby will likely lose all of their investment.

(3) **Use of Proceeds**. In the event that this Offering is successful , the proceeds from this Offering will be used to increase the Company's working capital, product development, marketing, and to add additional staff. If the Company is not successful, an investor is not likely to recover any of their investment.

(4) **Authorized But Unissued Preferred Stock and Common Stock.** The Company's Articles of Incorporation give the Company's Board of Directors the right to issue up to 100,000,000 shares of the Company's Preferred Stock without requiring that it obtain the approval or consent of the Company's Common Stockholders. While no Preferred Stock is currently outstanding and the Company has no present plans to issue any Preferred Stock, this may change. Since Preferred Stock has a legal right to a priority or preference before the rights of the Common Stockholders, any purchaser of the Common Stock offered hereby may be subject to significant and permanent loss of their rights in the event that any of the Preferred Stock is later issued. In addition, the Company's Articles of Incorporation authorize the Company's Board of Directors the right to issue up to 100,000,000 shares of the Company's Common Stock; currently only 14,137,591 shares of the Company's Common Stock are outstanding but the Board of Directors has the right to issue an additional 84,862,409 shares of the Company's Common Stock without obtaining the approval or consent of the Company's Common Stockholders. As a result, the Company's Board of Directors have the ability to reduce the interests of any purchasers of the Company's Common Stock offered hereby so that investors will have little or no influence over the Company's affairs.

(5) **Lack of Public Market**. There is no existing public market for the Company's Common Stock. If this Offering is successful, the Company plans to prepare the Information Statement required by Rule 15c2-11 of the Securities Exchange Act of 1934 and secure sponsorship from a FINRA-registered broker-dealer and complete filings with PinkSheets.com that may allow it to gain tradability for its Common Stock on the Pink Sheets market, there can be no assurance that a public market will subsequently develop. In that event, an investor who purchases the

Company's Common Stock offered hereby will not be able to re-sell the Common Stock acquired in this Offering.

(6) **Limited Part-Time Management**. The Company's current two officers are currently employed on a full-time basis by other, non-competing businesses. While the Company's management believes that this arrangement has served to reduce the costs that the Company incurs for salaries and compensation, this strategy also has limited the Company's ability to manage the Company's affairs on a full-time basis. As a result, the Company's overall strategy and its ability to successfully implement any strategy in an ever-changing business environment is severely limited. For these and other reasons, the Company's business plans may be compromised.

(7) **Marketing and Product Uncertainties**. While the Company believes that its plans have the potential to be successfully implemented, the Company's marketing and product plans may be changed in light of ever-changing market circumstances and ever-changing internet, television, and print media marketing channels and competitive cost structures as they exist at the time that the Company implements its plans.

(8) **Control**. The Company's present directors and officers own 52.68% of the outstanding Common Stock of the Company and hold the power to control the Company and even if this Offering is successful with the result that an additional 1,000,000 shares of the Company's Common Stock are sold, then the Company's current officers and directors will own approximately 50.52% of the Company's then outstanding Common Stock (7,647,347 shares out of 15,137,591 shares then outstanding) and any investor who purchases the Company's Common Stock in this Offering will not have any real ability to influence or control the Company's affairs.

(9) **Intense Competition**. The entertainment and contest business, which is currently includes televised productions of the "American Idol" television show and other contest-oriented programs marketed via television, the internet, and combined television-internet formats, is intense and there are many larger and well-established competitors that possess significantly greater creative, financial, marketing, and managerial resources than the Company currently has or will have at any time in the foreseeable future. For these reasons, the Company likely will face a significant competitive disadvantage from others who are able to draw upon these resources and thereby provide a superior product in the marketplace.

(10) **Reliance Upon Third Parties**. The Company intends to sub-contract the production, marketing, and distribution of its planned reality-based talent contests. As a result the Company will not likely have any real ability to control the quality of its planned contests and the Company will be substantially dependent upon third parties in all of its planned operations.

(11) **Absence of Barriers to Entry**. There are few, if any, significant barriers to entry in the entertainment and contest business. Others who possess creative talent and who have or develop existing relationships with vendors and media decision-makers frequently can offer competitive concepts within the entertainment and business programming market segment to directly compete with the Company planned products. In particular, foreign producers and distributors are likely to enter the market. These competitors may enjoy substantially lower production costs. As a result, the Company faces severe competitive challenges over which the Company has no control and which may have significant adverse effect upon the Company's ability to achieve and maintain profitability and positive cash flow.

(12) **Substantial and Immediate Dilution**. The Company's audited balance sheet as of December 31, 2008, indicates that the Company had, as of that date, Total Equity of $55,495 and a book value per share of $0.0393 (based on the 14,137,591 shares of the Company's Common Stock outstanding as of that date). If this Offering is successful and the Company is able to sell all of the 20,000,000 shares of the Company's Common Stock offered hereby, each investor in this Offering will incur immediate and substantial dilution equal to approximately 99% of their investment (before including the effect of any transactions after December 31, 2008 and assuming that all of the 1,000,000 shares offered hereby are sold). As a result, each investor in this Offering should be prepared to accept the total loss of their investment.

(13) **No Assurance of Additional Financing**. The Company has not had discussions or negotiations with any other sources of capital. While the Company's officers are acutely aware of the Company's need to raise the $100,000 in this Offering and an additional $2,000,000 needed after this Offering is completed, there can be no assurance that the Company will be successful in these efforts or, if it is successful, that any additional capital can be obtained on reasonable terms in light of the Company's current circumstances.

(14) **Lack of Independent Research**. The Company's business plan has not been evaluated by any independent third party and the Company currently has no plans to obtain any third party review or evaluation of its business strategy. All of the Company's plans and strategies have been formulated principally by Gordon W. Thompson and David O. Hill, both Directors of the Company.

(15) **Absence of Diversification**. The Company's plans do not include any significant diversification of its planned business or assets. All of the Company's limited resources will be devoted solely to the entertainment and contest business.

(16) **Changing Consumer Tastes and Preferences**. If this Offering is successful and the Company's markets its planned products, the Company faces ever-changing consumer tastes and preferences. We cannot assure you that we will be successful in anticipating any changes in consumer tastes and preferences or that we can produce and market products that appeal to a significant market segment that will allow us to generate and sustain sufficient revenues to allow us to achieve and sustain profitability and positive cash flow. In that event, we may incur substantial and protracted losses. As a result, an investor should be prepared to lose all or substantially all of their investment.

(17) **Unaudited Financial Statements**. The financial data presented as of and for the year ended December 31, 2008 is unaudited while the financial data presented as of and for the year ended December 31, 2007 is audited.

(18) **Use of Estimates**. The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(19) **Foreign Currency Translation**. The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholder's equity.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular, potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

1. With respect to the business of the Company and its properties:

The Company intends to create a variety of talent based "Reality Contests" for distribution over the Internet and television, which will be displayed and aggressively promoted internationally.

As currently planned, monthly and quarterly contest winners will progress as finalists in annual, high profile, widely televised events. Participants will compete for meaningful cash and prizes and substantial, career advancing media and industry exposure. Men and women from around the world will be provided a unique opportunity to display their talent both on Television and on the Internet.

The success for "Reality TV" programs on major networks attests to the fact this opportunity has unprecedented appeal and demand. The demand will come not only from contestants seeking career advancement opportunity but also from network broadcasters who aggressively seek quality production content with broad mass-market appeal.

The Company has created this summary, which highlights the company's current and projected status. The company anticipates substantial value and opportunity in the production of the initial event, "The Ultimate Girlfriend" and "Club Girlz" The Company anticipates that if these contests can be presented successfully, it intends to develop similar contests as "new product contests."

The Company believes that if this Offering is successful in raising $100,000 in this Offering and an additional $2,000,000 within six months after this Offering is completed, it may have the ability to present a production of The Ultimate Girlfriend. The Company's head offices are located in Palm Springs, California. If the Company is successful and if these amounts of additional capital can be raised, the Company anticipates that it will establish production offices in Los Angeles, California with temporary, on-location, production offices may be required from time to time.

With the recent growth and dynamic convergence of television and the Internet; the Company has made the strategic decision to create very high quality, reality format talent contests for Television, Cable and Pay Per View broadcast, as well as Internet distribution and retail sales and rentals of DVD's.

All contests will be heavily promoted through Electronic Media. Additional exposure will be received through trade publications such as *Variety*, *The Hollywood Reporter*, *L.A. Weekly* and other leading entertainment related publications with domestic and international circulation. The Company further plans an extensive direct mail and industry ad campaign focused towards talent and modeling agencies worldwide.

Management has drawn upon long standing working relationships within the entertainment community to assemble each facet of the actual television production.

- Celebrity talent has been selected to host the initial television broadcast.
- Extensive, detailed discussions regarding services and costs have been held with candidate site venues at several well-recognized Las Vegas hotels.
- Analysis of contest specific merchandise and collectable, i.e. posters, hats, t-shirts, calendars etc., has been completed. Sourcing and distribution has been identified.
- A functional, in-house understanding of leading edge Internet Broadcast Technology along with Video/DVD sales and distribution experience is available through existing Management and Directors.

(A) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

The Company intends to focus on developing entertainment content for direct DVD Disc and Internet sales to home computer users (estimated at 90,000,000 households), along with Video on Demand (estimated hotel servers, 70 million viewers) and specialty cable network distributors (15-20 qualified channels) who are looking for added unique entertainment feature for their numerous outlets and feeds.

In the Cable segment, the Company has identified over 700 different digital cable TV channels; from business, specialty language to sports and movies. The Company is looking to qualify 10 to 15 select content compatible networks who may have an interest for the type of programs that the Company intends to offer.

In the Video on Demand segment, the Company anticipates that of the households in the USA on just cable feeds, the Company may be able to develop a potential of **64,800** viewers .

In the Direct Cable/Satellite Feed to the Hotel Industry segment, the Company believes that this is an emerging market for the Company's planned products. In this respect the Company has identified LodgeNet Interactive Corporation (NASDAQ: LNET) a leading provider of media and connectivity solutions designed to meet the unique needs of hospitality, health care and other guest-based businesses. LodgeNet currently serves 1.9 million hotel rooms representing 10,000 hotel properties worldwide and provides more than 225,000 hotel rooms with broadband solutions; Health care solutions deployed to leading facilities across the United States and it operates in the United States, Canada and Mexico, with presence in 20 countries outside North America through local licensees

With more than 70 million individual domestic customers every year, on demand products and services are used by more people than both of the two largest Cable TV providers. "Video Entertainment Company's" New "MiniMate"(TM) opens up the world of On-Demand Entertainment to two million of North America's small hotel rooms. The early results show there is clearly a strong demand for in-room movies from small hotel guests. Preliminary RER's are in the 65 cents per room, per day range.
The tremendous growth in this emerging market, for DVD sales and rentals, offers an unprecedented opportunity with our hot new title, "The Ultimate Girlfriend".

To the extent that the Company is able, the Company also intends to focus on these key market segments.

1. In-house Internet sales
2. Leasing Services - [distributors]
3. Infomercials
4. Re-Marketers or Web Portal Sales

The size and scope of these marketing tools and their potential volume will require that the Company expand its planned duplication projections. The target, as first considered, of 100,000 copies per year for distributors after market sales appears low. A doubling or tripling could be attained given the potential of these marketing tools.

One of the unique aspects of the lead project is the fact that it is one the Networks had already approved the original concept for "The Ultimate Girlfriend" Pageant.

If the Company is successful, additional revenues may be derived from the VOD and DVD markets, which may offer cross marketing potential.

An extensive marketing campaign for the Internet web site may also generate interest and anticipation for the runs on network and internet. Likewise, when the Network / Pay Per View promotion starts it will reciprocally drive a lot of interest and traffic to the web site.

As currently planned and if the Company is able to secure at least $2,000,000 in additional capital, the show is to be formulated to appeal to the Hollywood myth of "instant stardom" and the wish of young "hopefuls," from around the world, wishing to get into the television and film industry.

Prizes are planned to include a chance to meet "real" agents and producers, studio make-overs, glamour shots for their portfolios and celebrity exposure and contact.

The finalists are to appear in a legitimate "made for TV" show, further enhancing their career credits and exposure, in many cases a stronger draw than the prizes themselves.

An agreement has been reached with a well-established independent Hollywood distributor, "All Channel Films Inc." to market and distribute the Company's planned first production. All Channel Films Inc. has been in the distribution business for over 20 years. In 1987 the company began distributing feature films, series, concerts, documentaries and media product, both domestically and in Canada, to video, cable, and broadcast television. The client list includes:

- Hotels
- V.O.D.
- Syndication
- DVD

"All Channel Films Inc." has assured that it will work with the Company at setting up the appropriate windows, as well as making sure that each feature maximizes its revenue potential. This translates to additional sources of revenue.

As an independent distributor of product, they are uniquely positioned to take best advantage of all the various outlets that television in the U.S. and Canada has to offer. They have been associated with many of the preeminent companies in cable, and through their extensive contacts can tap these resources for the Company.

"All Channel Films Inc." works on a commission basis with no expenses. The Company needs only to supply product.

With Cable TV, Video/DVD and V.O.D growing at an unprecedented pace "All Channel Films" can assist the Company in making all the right marketing and distribution decisions.

(B) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of 06/01/2009 $0
(a recent date)

As of 06/01/2008 $0
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

(C) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Currently the Company has two employees, namely its officers and directors, Gordon W. Thompson and David O. Hill. If this Offering is successful, the Company may add one part-time clerical/administrative employee to assist the Company's management in coordinating the Company's planned operations. None of the Company's employees are subject to any collective bargaining agreements. The Company has no existing supplemental or incentive benefits with its existing employees and none are currently planned.

(D) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

(a) The Company subleases an office at 1651 Welch Street, North Vancouver, British Columbia V7P 3G9 at which it maintains administrative facilities at a cost of $200 per month. The office is approximately 1,000 square feet and the sublease expires on March 1, 2012.

(b) The Company subleases an office at 2255 Tamarisk Drive, Palm Springs, California 92262 under an oral agreement that the Company uses primarily for document and is approximately 200 square feet at a cost of $10 per month.

(E) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

The Company's current operations are not dependent upon any intellectual property claims. If this offering is successful and if the Company is successful in raising $2,000,000 in additional capital after this Offering, the Company's planned operations will likely require that the Company obtain copyright protection to its planned contests and entertainment offerings. The Company plans to engage the services of intellectual property legal counsel and to file for copyright protection both in the United States and internationally if the Company's financial resources allow.

During the fiscal year ending December 31, 2008, the Company spent $0 in research and development and the Company anticipates that it will spend $0 in research and development during the fiscal year ending December 31, 2009.

(F) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Since the Company anticipates that it will primarily rely upon sub-contractors to produce, market and distribute its planned contests and entertainment offerings, it will not be subject to any significant state, federal, or federal regulations.

(G) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

None. Not Applicable.

(H) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

On February 19, 2002, the Company acquired all of the rights, titles and interests in an entertainment project called "Natural Follies" ("the Project"). The Company has since selected the Project to be its lead project. The Company's management plans to meet with producers and concept development consultants during 2009.

(I) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or must occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

	Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds when should be accomplished
(1)	Preproduction	Direct hands on management by Norvanco Inc. executives, use of timelines and production manual	3 Months
	Exec. Producer Contract	Direct hands on management by Norvanco Inc. executives, use of timelines and production manual	3 Months
	Copyrights & Trademarks	Direct hands on	3 Months

		management by Norvanco Inc. executives, use of timelines and production manual	
	Preliminary Casting, Hire Production Accountant & Production Manager, Director, Writers, Unit Mgr. Production Assistants, Secretary, determine Preliminary Locations	Direct hands on management by Norvanco Inc. executives, use of timelines and production manual	3 Months
(2)	Rehearsal	Direct oversight by Norvanco Inc. executives, use of professional producers and managers	Within 6 Months of funding
	Setup Temporary Production Office, Select Contestants & Talent, Arrange Technical Crew, Hire Line Producer, Secure Location, Move to Location	Direct oversight by Norvanco Inc. executives, use of professional producers and managers	Within 6 Months of funding
	Select and Acquire Prizes	Purchase of Prizes	Within 6 Months of funding
	Model Photo Shoot	Arrange & Complete Photos of Models	Within 6 Months of funding
(3)	Shoot Days, 3 Day Shoot	Direct oversight by Norvanco Inc. executives, use of professional producers and managers	Within 6 Months of funding
	Move to Location	Select and move to location	Within 6 months of funding
	Equipment Rental	Select and negotiate equipment and rental terms	Within 6 months of funding

(4) Editing		
3D Animation (logo animation), Promotion Packages, Rent Independent Editing Studio, Post Editing	Develop 3D animation logo, develop promotional materials, enter into lease agreement fort studio, complete post editing	Within 6 months of funding
(5) Marketing	An ongoing process. Web page will be done in advance. Marketing Dept. will be a Full Time Operation	Within 6 months of funding.

(J) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Preproduction – No likely delays. It's a decision making process. No consequence because shooting will not commence until pre-production is complete

Location Shoot.- The four day time frame is critical. With the Reality format and the multi camera shoot, we will have enough footage at the end of the 4 days. Any additional shots can be done in a studio.

Editing – Likely will need at least 2 different edits; one for Broadcast and one for DVD There is no time frame, but the quicker the edit the sooner the cash flow starts.

Marketing –An ongoing process. Web page will be done in advance. Marketing Dept. will be a full time operation

> Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

INSTRUCTION: The inquiries under Business and Properties elicit information concerning the nature of the business of the Company and its properties. Make clear what aspects of the business are presently in operation and what aspects are planned to be in operation in the future. The description of principal properties should provide information which will reasonably inform investors as to the suitability, adequacy, productive capacity and extent of utilization of the facilities used in the enterprise. Detailed descriptions of the physical characteristics of the individual properties or legal descriptions by metes and bounds are not required and should not be given.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

1. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total ($184,492) ($0.02) loss per share

2. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   Not Applicable

3. What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $55,495 ($0.00393 per share)

4. If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The offering price of $0.10 per share was determined arbitrarily by the Company's officers without regard to the Company's balance sheet, book value, projected value, industry average or any other external measure or comparison with other companies in the industry. The variation between the existing book value per share and the offering price per share can not be explained other than the variation reflects the arbitrary determination of the Company's management.

5. State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   The Company sold 3,000,000 shares of its Common Stock during April and May 2008 for cash at an offering price of $0.083 per share. The offering was made solely to two persons each of whom had a pre-existing relationship with the Company's officers but who did not have any family or other relationship to either of the Company's officers.

During September of 2008, the Issuer sold 86,061 shares of its Common Stock at $0.25 per share with gross proceeds of $21,515.25 and net proceeds of $21,515.25. The offering was made solely to a small group of investors by the Company's officers.

6. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

If the maximum is sold: Not Applicable

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

If the maximum is sold: $1,513,700.00

These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: not applicable. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: not applicable.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

INSTRUCTION: Financial information in response to Questions 5, 6 and 7 should be consistent with the Financial Statements. Earnings per share for purposes of Question 5 should be calculated by dividing earnings for the last fiscal year by the weighted average of outstanding shares during that year. No calculations should be shown for periods of less than one year or if earnings are negative or nominal. For purposes of Question 8, the "offering price" of any options, warrants or rights or convertible securities in the offering is the respective exercise or conversion price.

PLANNED USE OF PROCEEDS

1. (a) The following table sets forth the use of the proceeds from this offering:

If Maximum Sold	**Percentage**	**Amount**
Total Proceeds	100%	$100,000
Less: Offering Expenses		
Commissions & Finders' Fees Legal & Accounting	17.50%	$27,400
Copying & Advertising		$5,000
Other (Specify):		
Net Proceeds from Offering	82.50%	$67,600
Use of Net Proceeds		
Office Expenses	2.50%	$20,000
Payment of Salaries	8.75%	$25,000
Increase in Working Capital	71.25%	$22,600
Total Use of Net Proceeds	82.50%	$67,600

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

As currently planned, the Company intends to use the proceeds from this Offering, if any, to increase the Company's working capital. In that event the Company would need to limit its expenditures so as to conserve its cash to allow it to raise additional capital on such terms as may be then available and as market conditions allow.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

2. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources

of such other funds, and whether funds are firm or contingent. If contingent, explain.

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Not Applicable.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

The proceeds from this Offering, if any, are to be used primarily to increase the Company's working capital so as to allow it to implement the Company's business plan.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Not Applicable.

3. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

The Company had, as of December 31, 2008, an aggregate of $314 payables. Subject to the Company's ability to complete this Offering and to market and its planned products, the Company does not anticipate that it will have any cash flow or liquidity problems within the next 12 months.

4. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

INSTRUCTION: Use of net proceeds should be stated with a high degree of specificity. Suggested (but not mandatory) categories are: leases, rent, utilities, payroll (by position or type), purchase or lease of specific items of equipment or inventory, payment of notes, accounts payable, etc., marketing or advertising costs, taxes, consulting fees, permits, professional fees, insurance and supplies. Categories will vary depending on the Company's plans. Use of footnotes or other explanation is recommended where appropriate. Footnotes should be used to indicate those items of offering expenses that are estimates. Set forth in separate categories all payments which will be made immediately to the Company's executive officers, directors and promoters, indicating by footnote that these payments will be so made to such persons. If a substantial amount is allocated to working capital, set forth separate sub-categories for use of the funds in the Company's business.

If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated

CAPITALIZATION

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding	
	As of: 12/31/2008	**As Adjusted Maximum**
Debt:	$314	$314
Short-term debt (average interest rate ___%)		
Long-term debt (average interest rate ___%)	$0	$0
Total debt	$0	$0
Stockholders equity (deficit):		
Preferred stock — par or stated value (by class of preferred in order of preferences)	$0	$0
Common stock — par or stated value $0.001	$14,137	$15,137
Additional paid in capital	$ 1,164,342	$1,263,342

Retained earnings (deficit)	($1,099,668)	($1,099,668)
Total Stockholders' Equity (deficit)	$ 55,495	$178,811
Total Capitalization	$ 55,809	$178,811
Number of preferred shares authorized to be outstanding	100,000,000	100,000,000

Number of Shares Authorized	Par Value	Per Share
100,000,000	$0.001	$0.001

Number of common shares authorized: 100,000,000 shares. Par or stated value per share, if any: $ 0.001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

INSTRUCTION: Capitalization should be shown as of a date no earlier than that of the most recent Financial Statements provided pursuant to Question 46. If the Company has mandatory redeemable preferred stock, include the amount thereof in "long term debt" and so indicate by footnote to that category in the capitalization table.

DESCRIPTION OF SECURITIES

1. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures

[ ] Other:____

2. These securities have:

Yes	No	
[ ]	[X]	Cumulative voting rights
[ ]	[X]	Other special voting rights
[ ]	[X]	Preemptive rights to purchase in new issues of shares

[ ] [X] Preference as to dividends or interest

[ ] [X] Preference upon liquidation

[ ] [X] Other special rights or preferences (specify): ______________________

Explain:

3. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____/____/____
Date when conversion expires: ____/____/____

4. (a) If securities are notes or other types of debt securities:

(i) What is the interest rate?_______%
If interest rate is variable or multiple rates, describe:

Not applicable.

(ii) What is the maturity date? ____/____/____
If serial maturity dates, describe:

Not applicable.

(iii) Is there a mandatory sinking fund? [ ] Yes [X] No

(iv) Is there a trust indenture? [ ] Yes [X] No

Name, address and telephone number of Trustee

(v) Are the securities callable or subject to redemption? [ ] Yes [X] No

Describe, including redemption prices:

(vi) Are the securities collateralized by real or personal property? [ ] Yes [X] No

(vii) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

Not Applicable.

(viii) How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal?

Not applicable

(ix) How much indebtedness shares in right of payment on an equivalent (pari passu) basis?

Not applicable.

(x) How much indebtedness is junior (subordinated) to the securities?

Not applicable.

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

Not applicable.

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

5. If securities are Preference or Preferred stock:

Not applicable.

Are unpaid dividends [ ] Yes [X] No

cumulative?

Are securities callable? [ ] Yes [X] No

Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

6. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

None.

27. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 10,000.

PLAN OF DISTRIBUTION

The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Not applicable.

Name: Gordon W. Thompson
Address: 2255 Tamarisk Lane
Palm Springs, California 92262
Telephone No.: (760) 409-7914

Name: David O. Hill
Address: 2255 Tamarisk Lane
Palm Springs, California 92265
Telephone No.: (760) 409-7914

1. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Not applicable.

2. Describe any material relationships between any of the selling agents or finders and the Company or its management.

Not applicable.

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

3. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Gordon W. Thompson	Name:	David O. Hill
Address:	2255 Tamarisk Lane Palm Springs, California 92262	Address:	2255 Tamarisk Lane Palm Springs, California 92262
Telephone No.:	(760) 409-7914	Telephone No.:	(760) 409-7914

4. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions?
[ ] Yes [X] No

5. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Not Applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

Not Applicable.

Will interest on proceeds during escrow period be paid to investors?
[ ]Yes [X] No

6. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

No Resale Restrictions.

DIVIDENDS, DISTRIBUTION AND REDEMPTIONS

If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Not applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

Directors of the Company

1. Number of Directors: Two (2)

2. If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

(A) Name: Gordon W. Thompson Title: Chief Executive Officer & Director	Age: 70 Date of Birth: 02/25/1939
Office Street Address: 2255 Tamarisk Drive Palm Springs, California 92262	Telephone No.: (760) 409-7914

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Since December 2001 Mr. Thompson has worked solely for Norvanco Inc. as its Chief Executive Officer on a part-time basis.

Prior to becoming Norvanco Inc.'s President and CEO, Mr. Thompson was the President of Showstar Productions from 1995 to 2001. Showstar Productions was a fully integrated entertainment company specializing in merchandising and marketing which also owns a manufacturing plant for silk-screening and embroidery. Showstar also booked and produced live entertainment and sports events for the casino market.

Mr. Thompson was also a previous Owner/Operator of several nightclubs and show lounges. As such, Mr. Thompson has a variety of experiences in the entertainment industry. As a club owner he managed the promotion and bookings of all in-house entertainment and acts for seven years. Mr. Thompson also auditioned acts in Las Vegas and Los Angeles and is the person connected with the Tropicana Hotel, a considered venue for the TV show. Mr. Thompson also has years of experience in the management, development and start up of new companies. He was the first entrepreneur to introduce electronic games to the Canadian market.

With Mr. Thompson's home bases in Palm Springs and Los Angeles, he has invaluable connections within the television and entertainment industries.

Mr. Thompson has attended the following courses post high school:
Cdn Securities Course, NYSE, CBOT, Security Analysis

(B)	Name: David O. Hill Title: Chief Administrative and Financial Officer & Director	Age: 59 Date of Birth: 02/05/1950
	Office Street Address: 2255 Tamarisk Drive Palm Springs, California 92262	Telephone No.: (760) 409-7914

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Since December 11, 2001, Mr. Hill has been a Director of the Company and since December 12, 2001 he has been the Chief Administrative and Financial Officer & Director of Norvanco.

From 1997 until 2007, Mr. Hill was the owner of the North Vancouver based business, The David Hill Agency. The David Hill Agency provided computer consulting services and was a sales agency for software and related products.

In 2006 Mr. Hill acquired Black & Baird Ltd., a supplier of process equipment and provider of engineering services while continuing to operate The David Hill Agency.

David Hill's experience includes business formation and management, computer technology and engineering, sales, marketing and owning retail operations. Mr. Hill was also a founding partner of an internet service provider (ISP).

Mr. Hill's post high school education includes completing and qualifying for Novell Networking certification at University of Manitoba.

3. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[ ] Yes [X] No Explain:

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

4. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	**Average Price Per Share**	**No of Shares Now Held**	**% of Total**	**No. of Shares After Offering if All Securities Sold**	**% of Total**
Name: Gordon W. Thompson Office Street Address: 2255 Tamarisk Drive, Palm Springs, California 92262	For Services	3,729,680	26.38%	3,729,680	10.93%

Telephone No. (760) 409-7914

Principal Occupation: Retired.

Name: David O. Hill Office Street Address: 2255 Tamarisk Drive, Palm Springs, California 92262	For Services	3,717,667	26.30%	3,717,667	10.89%

Telephone No. (760) 409-7914

Principal Occupation: President of Black and Baird.

Number of shares beneficially owned by Officers and Directors as a group[2]:

Before offering: 7,447,347 (53% of the total outstanding)

After offering: Assuming maximum securities sold: 7,447,347 shares (49.19% of total outstanding)

(Assume all options exercised and all convertible securities converted.)

INSTRUCTION: If shares are held by family members, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the shares (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." An explanation of these circumstances should be set forth in a footnote to the "Number of Shares Now Held."

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

1. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Not Applicable.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company had a $50,000 loan in 2008 that it made to David O. Hill. That loan has been repaid.

On June 10, 2009, David O. Hill loaned the Company the sum $25,000 pursuant to a promissory note that carries 8% interest and the Note all accrued and unpaid interest is due June 10, 2010.

On June 18, 2009, Gordon Thompson loaned the Company the sum of $1,000 pursuant to a promissory note that carries 8% interest and the Note all accrued and unpaid interest is due June 18, 2010.

---

[2] Elizabeth P. Samis-Hill holds 200,000 shares and she is the wife of David O. Hill. Her 200,000 shares have been included in the total amount of shares held by David O. Hill.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Not Applicable.

2. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	**Other**
Chief Executive Officer	$ 60,000	$60,000
Chief Operating Officer	$ 0	$ 0
Chief Accounting Officer	$ 60,000	$ 60,000
Key Personnel:	N/A	N/A
Others:	N/A	N/A
Total:	$ 120,000	$ 120,000
Directors as a group (number of persons)	$ 120,000	$ 120,000

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The Company had $62,100 in rent payable to officers at January 1, 2006. During 2006, the Officers, Gordon Thompson and David Hill agreed to forgive this payable as contributed capital, which is included in the financial statements as Additional Paid in Capital.

The Officers of the Company provided the use of office space and equipment to the Company during the first two months of the year ended December 31, 2008 (unaudited) and for the twelve months of the year ended December 31, 2007, while Black & Baird, an affiliate owned and managed by Officer David Hill, provided the use of office space and equipment to the Company during the final ten months of 2008. The use of the facilities and equipment was valued at $200 per month. During the first two months of the year ended December 31, 2008 (unaudited) and the twelve months of the year ended December 31, 2007, the Company classified these expenses as contributed capital which is included in the financial statement as Additional Paid in Capital. Beginning March 1, 2008 the Company began to pay rent expense. As of December 31, 2008 the Company had $0 (unaudited) in rent payable.

(c) If any employment agreements exist or are contemplated, describe:

The employment agreements that exist are between the President and Chief Administrative and Financial Officer and they are oral agreements.

The President agreed to serve as the Producer and General Manager of the Project. Under the terms of the acquisition agreement, the President will receive a management fee $5,000 per month during the pre-production phase and $10,000 per month once production of the pilot commences.

The Company incurred compensation expenses totaling $120,000 (unaudited) and $840,000 (unaudited), respectively, for management fees, business development and administrative services provided by the Company's two Officers during the years ended December 31, 2008 and December 31, 2007 and from December 11, 2001 (inception) through December 31, 2008. The Company's Officers have agreed to forgive the compensation expense incurred from January 1, 2006 to December 31, 2008, which is included in the accompanying financial statement as Additional Paid in Capital.

As of December 31, 2007 the Company owed to its officers $367,102 for unpaid compensation. During June 2008 the Company and its Officers agreed to convert the entire obligation into 2,447,347 shares (unaudited) of the Company's common stock at a rate of $0.15) (unaudited) per share. The transaction was recorded at the fair value of the common stock as determined by the Company's Board of Directors. As of December 31, 2008 and December 31, 2007, the Company owed the Officers $0.00 (unaudited) and $367,102, respectively, for unpaid services, which are included in the financial statements as Indebtedness to Related Parties.

For the years ended December 31, 2008 (unaudited) and December 31, 2007, and from December 11, 2001 (inception) through December 31, 2008 (unaudited), the Officers advanced the Company $36,985, $12, 718 and $88,834, respectively, for working capital. The accumulated working capital payable at December 31, 2008 (unaudited) and December 31, 2007, was $0.00 and $51,849, respectively. The advances are non-interest bearing and are due on demand. The unpaid advances are included in the accompanying financial statements as Indebtedness to Related Parties.

3. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: zero shares (0%) of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:

0 shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

The Company's Board of Directors, pursuant to the Nevada General Corporation Law, has the right to issue additional shares of the Company's Common Stock up to the maximum of 100,000,000 shares of the Company's Common Stock and 100,000,000 shares of the

Company's Preferred Stock without the necessity of obtaining any approval or authorization from the Company's Common Stockholders.

4. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

   The President agreed to serve as the Producer and General Manager of the Project. Under the terms of the acquisition agreement, the President will receive a management fee of $5,000 per month during the pre-production phase and $10,000 per month once production of the pilot commences. In the event that the Company were to lose the services of any of its Officers or Directors, the Company may not be able to obtain a suitable person to replace any of these persons.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

INSTRUCTION: For purposes of Question 39(b), a person directly or indirectly controls an entity if he is part of the group that directs or is able to direct the entity's activities or affairs. A person is typically a member of a control group if he is an officer, director, general partner, trustee or beneficial owner of a 10% or greater interest in the entity. In Question 40, the term "Cash" should indicate salary, bonus, consulting fees, non-accountable expense accounts and the like. The column captioned "Other" should include the value of any options or securities given, any annuity, pension or retirement benefits, bonus or profit-sharing plans, and personal benefits (club memberships, company cars, insurance benefits not generally available to employees, etc.). The nature of these benefits should be explained in a footnote to this column.

LITIGATION

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

None known.

FEDERAL TAX ASPECTS

If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

Name of Tax Advisor:
Cordovano & Honeck
Address: 88 Inverness Circle East, Building M-103,
Englewood, Colorado 80112

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

FINANCIAL STATEMENTS

Financial Statements are attached.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

1. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

   During the fiscal year ending December 31, 2008 ("Fiscal 2008") the Company had $0 revenues and the Company's management focused its attention on the development of the Company's business plan and strategies. During this period, the Company's officers completed discussions with vendors, suppliers, marketing channel representatives and others that allowed the Company's officers to further refine the Company's plans.

   As a result and during Fiscal 2008, the Company incurred costs to compensate its officers of $120,000, $2,515 for rent of its office in Vancouver, British Columbia, professional fees for legal and accounting costs of $32,982, consulting fees of $32,300, website fees to maintain the Company's website of $7,559, travel and entertainment expenses of $5,756, and other general and administrative expenses of $8,550. As a result, the Company incurred a Net Loss of $184,492 for Fiscal 2008.

   During Fiscal 2008 the Company's management focused its attention on the development of the Company's business plan and strategies and the Company's officers completed discussions with vendors, suppliers, marketing channel representatives and others that allowed the

Company's officers to further refine the Company's plans.

2. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

3. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: 0%.

   What is the anticipated gross margin for next year of operations? Approximately 0%.

   If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

4. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

SIGNATURES

(Issuer) **Norvanco Inc.**

By (Signature and Title) ____

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ____

(Title) ____

(Selling security holder) ____

(Date) ______________________

What is the anticipated gross margin for next year of operations? Approximately 0%.

If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

4. Foreign sales as a percent of total sales for last fiscal year: 0%. Domestic government sales as a percent of total domestic sales for last fiscal year: 0%. Explain the nature of these sales, including any anticipated changes:

SIGNATURES

(Issuer) **Norvanco Inc.**

By (Signature and Title) ______ PRESIDENT ______

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) ______________________________

(Title) PRESIDENT ______________________________

(Selling security holder) ______________________________

(Date) ______________________________

AUDITED FINANCIAL STATEMENTS

FOR

NORVANCO, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Norvanco, Inc.

We have audited the accompanying balance sheet of Norvanco, Inc. as of December 31, 2007 and the related statements of operations, changes in shareholders' deficit, and cash flows for the year ended December 31, 2007 and the period from December 11, 2001 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norvanco, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007, and the period from December 11, 2001 (inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company with no revenues at December 31, 2007, has incurred operating losses since inception, used significant cash in support of its operating activities and, based upon current operating levels, requires additional capital or significant restructuring to sustain its operations for the foreseeable future. These conditions raise substantial doubt about its ability to continue as a going concern. The ultimate outcome of this uncertainty cannot presently be determined. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP
Englewood, Colorado
June 19, 2008

NORVANCO, INC.
(A Development Stage Company)
Index to Financial Statements

NORVANCO, INC.
(A Development Stage Company)
Balance Sheets

	December 31, 2008 (Unaudited)	December 31, 2007
Assets		
Current assets:		
Cash	$ 38	$ 32
Officer Travel Advance (Note 2)	5,000	—
Due from Related Party (Note 2)	50,000	—
Total current assets	55,038	32
Furniture and equipment, net of accumulated depreciation of $826 (Unaudited) and $512 respectively	771	170
Total assets	$ 55,809	$ 202
Liabilities and Shareholders' Equity (Deficit)		
Current liabilities:		
Bank overdraft	$ 290	$ —
Accounts payable and accrued liabilities	24	40,761
Indebtedness to related parties (Note 2)	—	418,951
Total current liabilities	314	459,712
Shareholders' equity (deficit) (Note 3):		
Preferred stock, $.001 par value, 100,000,000 shares authorized; -0- (unaudited), and -0- shares issued and outstanding, respectively	—	—
Common stock, $.001 par value, 100,000,000 shares authorized; 14,137,591 (unaudited) issued and 13,962,591 (Unaudited) outstanding and 8,604,183 shares issued and outstanding, repectively	14,137	8,604
Additional paid-in capital	1,176,829	480,975
Deficit accumulated during development stage	(1,125,889)	(941,397)
Total paid-in capital and retained deficit	65,077	(451,818)
Cost of Treasury Stock (175,000 shares)	(1,750)	—
Cumulative translation adjustment	(7,832)	(7,692)
Total shareholders' equity (deficit)	55,495	(459,510)
	$ 55,809	$ 202

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statements of Operations

	For the Years Ended December 31, 2008 (Unaudited)	For the Years Ended December 31, 2007	December 11, 2001 (Inception) through December 31, 2008 (Unaudited)
Costs and expenses:			
Organization costs	$ —	$ —	$ 1,160
Officer compensation (Note 2)	120,000	120,000	840,000
Rent (Note 2)	2,515	2,400	79,315
Professional fees	32,982	1,178	128,649
Consulting fees	32,300	—	32,300
Website fees	7,559	—	7,559
Travel and entertainment	5,756	—	5,756
Gain on settlement of accounts payable (Note 4)	(25,484)	—	(25,484)
Depreciation and amortization	314	137	10,826
Other general and administrative expenses	8,550	153	41,530
Total costs and expenses	184,492	123,868	1,121,611
Loss before interest expense and income taxes	(184,492)	(123,868)	(1,121,611)
Interest expense	—	(1,031)	(4,278)
Loss before income taxes	(184,492)	(124,899)	(1,125,889)
Provision for income taxes (Note 5)	—	—	—
Net loss	$ (184,492)	$ (124,899)	$ (1,125,889)
Basic and diluted loss per share	$ (0.02)	$ (0.01)	
Weighted average common shares outstanding	11,938,002	8,604,183	

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
Balance at December 31, 2001 (inception)	—	$ —	—	$ —	$ —	$ —	—	$ —	—	$ —
Net loss, period ended December 31, 2001	—	—	—	—	—	(1,160)	—	—	—	(1,160)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(1,160)
Balance at December 31, 2001	—	—	—	—	—	(1,160)	—	—	—	(1,160)
January 2002, common stock sold to the Company's officers at $.001/share (Note 2)	—	—	5,000,000	5,000	—	—	—	—	—	5,000
March 2002, common stock sold in private offering at $.01/share (Note 3)	—	—	3,000,000	3,000	27,000	—	—	—	—	30,000
September 2002, common stock sold in private offering at $.25/share (Note 3)	—	—	235,722	236	58,694	—	—	—	—	58,930
November 2002, common stock sold in private offering at $.25/share (Note 3)	—	—	6,540	6	1,629	—	—	—	—	1,635
Offering costs incurred	—	—	—	—	(3,366)	—	—	—	—	(3,366)
Comprehensive loss:										
Net loss, year ended December 31, 2002	—	—	—	—	—	(172,916)	—	—	—	(172,916)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(26)	(26)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(172,942)
Balance at December 31, 2002	—	—	8,242,262	8,242	83,957	(174,076)	—	—	(26)	(81,903)
July 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	17,430	17	4,340	—	—	—	—	4,357
August 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	24,000	24	5,976	—	—	—	—	6,000
September 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	40,691	41	10,132	—	—	—	—	10,173
October 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	20,000	20	4,980	—	—	—	—	5,000
November 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
December 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
Comprehensive loss:										
Net loss, year ended December 31, 2003	—	—	—	—	—	(158,961)	—	—	—	(158,961)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(1,257)	(1,257)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(160,218)
Balance at December 31, 2003	—	—	8,364,383	8,364	114,365	(333,037)	—	—	(1,283)	(211,591)
January 2004, common stock sold in private offering at $.25/share (Note 3)	—	—	200,000	200	49,800	—	—	—	—	50,000
November 2004, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
Comprehensive loss:										
Net loss, year ended December 31, 2004	—	—	—	—	—	(183,018)	—	—	—	(183,018)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(790)	(790)

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(183,808)
Balance at December 31, 2004	—	—	8,574,383	8,574	166,655	(516,055)	—	—	(2,073)	(342,899)
March 2005, common stock sold in private offering at $.25/share (Note 3)	—	—	20,000	20	4,980	—	—	—	—	5,000
June 2005, common stock sold in private offering at $.25/share (Note 3)	—	—	9,800	10	2,440	—	—	—	—	2,450
Comprehensive loss:										
Net loss, year ended December 31, 2005	—	—	—	—	—	(164,454)	—	—	—	(164,454)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(652)	(652)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(165,106)
Balance at December 31, 2005	—	—	8,604,183	8,604	174,075	(680,509)	—	—	(2,725)	(500,555)
December 2006, services contributed by officers (Note 2)	—	—	—	—	120,000	—	—	—	—	120,000
December 2006, rent contributed by officers (Note 2)	—	—	—	—	2,400	—	—	—	—	2,400
December 2006, officers forgiveness of prior year rent accruals (Note 2)	—	—	—	—	62,100	—	—	—	—	62,100
Comprehensive loss:										
Net loss, year ended December 31, 2006	—	—	—	—	—	(135,989)	—	—	—	(135,989)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(490)	(490)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(136,479)
Balance at December 31, 2006	—	—	8,604,183	8,604	358,575	(816,498)	—	—	(3,215)	(452,534)
December 2007, services contributed by officers (Note 2)	—	—	—	—	120,000	—	—	—	—	120,000
December 2007, rent contributed by officers (Note 2)	—	—	—	—	2,400	—	—	—	—	2,400
Comprehensive loss:										
Net loss, year ended December 31, 2007	—	—	—	—	—	(124,899)	—	—	—	(124,899)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(4,477)	(4,477)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(129,376)
Balance at December 31, 2007	—	—	8,604,183	8,604	480,975	(941,397)	—	—	(7,692)	(459,510)
March and April 2008, Common Stock sold in private placement private offering at $0.083 per share (unaudited) (Note 3)	—	—	3,000,000	3,000	247,000	—	—	—	—	250,000
Offering costs incurred (unaudited (Note 3)	—	—	—	—	(25,000)	—	—	—	—	(25,000)
June 2008, Common Stock buyback at $0.01 per share (unaudited) (Note 3)	—	—	—	—	—	—	(175,000)	(1,750)	—	(1,750)
June 2008, common stock issued in exchange for indebtedness to related parties at $0.15 per share (unaudited)	—	—	2,447,347	2,447	364,655	—	—	—	—	367,102
August 2008, Common Stock sold in private placement private offering at $0.25 per share (unaudited) (Note 3)	—	—	86,061	86	21,429	—	—	—	—	21,515
December 2008, services contributed by officers (unaudited) (Note 2)	—	—	—	—	87,370	—	—	—	—	87,370
December 2008, rent contributed by officers (unaudited) (Note 2)	—	—	—	—	400	—	—	—	—	400
Comprehensive loss:										
Net loss, year ended December 31, 2008 (unaudited)	—	—	—	—	—	(184,492)	—	—	—	(184,492)
Cumulative translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(140)	(140)

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in	Deficit Accumulated During Development	Common Stock		Cumulative Translation Adjustment Other Comprehensive	
	Shares	Par Value	Shares	Par Value	capital	Stage	Shares	Value	Loss	Total
Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(184,632)
Balance at Decmber 31, 2008 (unaudited)	—	$ —	14,137,591	$ 14,137	$ 1,176,829	$ (1,125,889)	(175,000)	$ (1,750)	(7,832)	$ 55,495

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statements of Cash Flows

	For the Years Ended December 31, 2008 (Unaudited)	2007	December 11, 2001 (Inception) through December 31, 2008 (Unaudited)
Cash flows from operating activities:			
Net loss	$ (184,492)	$ (124,899)	$ (1,125,889)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation and amortization	314	137	10,826
Contributed services and rent	120,400	122,400	427,300
Changes in operating assets:			
Officer travel advance	(5,000)	—	(5,000)
Changes in operating liabilities:			
Accounts payable	(40,737)	2,665	24
Indebtedness to related parties	(51,849)	12,718	367,102
Bank overdraft	290	(8,512)	290
Net cash provided by (used in) operating activities	(161,074)	4,509	(325,347)
Cash flows from investing activities:			
Cash paid for furniture and equipment	(915)	—	(1,597)
Cash paid for intangible asset	—	—	(10,000)
Loan to officer	(50,000)	—	(50,000)
Net cash used in investing activities	(50,915)	—	(61,597)
Cash flows from financing activities:			
Proceeds from the sale of common stock	271,515	—	457,560
Cash paid for offering costs	(25,000)	—	(28,366)
Excess repayment of related party advances	(32,630)	—	(32,630)
Purchase of treasure shares	(1,750)	—	(1,750)
Net cash provided by financing activities	212,135	—	394,814
Effect of exchange rate changes on cash	(140)	(4,477)	(7,832)
Net change in cash	6	32	38
Cash, beginning of period	32	—	—
Cash, end of period	$ 38	$ 32	$ 38
Supplemental disclosure of cash flow information:			
Cash paid during the period for:			
Interest	$ —	$ 1,031	$ 4,278
Income taxes	$ —	$ —	$ —
Noncash investing and financing transactions:			
Forgiveness of Related Party Notes Payable	$ —	$ —	$ (429,202)
Common stock issued in exchange for indebtedness to related parties	$ 367,102	$ —	$ 367,102

See accompanying notes to financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Norvanco, Inc.

We have audited the accompanying balance sheet of Norvanco, Inc. as of December 31, 2007 and the related statements of operations, changes in shareholders' deficit, and cash flows for the year ended December 31, 2007 and the period from December 11, 2001 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Norvanco, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year ended December 31, 2007, and the period from December 11, 2001 (inception) through December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company with no revenues at December 31, 2007, has incurred operating losses since inception, used significant cash in support of its operating activities and, based upon current operating levels, requires additional capital or significant restructuring to sustain its operations for the foreseeable future. These conditions raise substantial doubt about its ability to continue as a going concern. The ultimate outcome of this uncertainty cannot presently be determined. Accordingly, the accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Cordovano and Honeck LLP
Cordovano and Honeck LLP
Englewood, Colorado
June 19, 2008

NORVANCO INC.
(A Development Stage Company)
Notes to Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

Norvanco Inc. (the "Company") was incorporated on December 11, 2001 in the State of Nevada to development business opportunities in the entertainment industry. On February 19, 2002, the Company acquired all of the rights, titles and interests in an entertainment project called "Natural Follies" (the "Project") (see Note 2). The Company has since selected the Project to be its lead project. The Company's management plans to meet with producers and concept development consultants during 2009.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with no revenues, has incurred operating losses since inception, used significant cash in support of its operating activities and, based upon current operating levels, requires additional capital or significant restructuring to sustain its operations for the foreseeable future. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to complete a private placement offering of its common stock to raise sufficient financing in order to meet its financial requirements over the next twelve months and to fund its business plan. There is no assurance that the Company will be successful in raising additional funds.

Unaudited Financial Statements

The financial data presented as of and for the year ended December 31, 2008 are unaudited while the financial data presented as of and for the year ended December 31, 2007 are audited.

In the opinion of management, the unaudited interim financial statements include all adjustments which are necessary in order to make the unaudited interim financial statements not misleading.

Development Stage Company

The Company is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards ("SFAS") No. 7 *Accounting and Reporting by Development Stage Enterprises.*

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at December 31, 2008 (unaudited) and December 31, 2007.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The assets useful lives are estimated to be five years for the furniture and three years for the computer equipment. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are expensed as incurred.

Intangible Assets

On February 19, 2002, the Company acquired all of the rights, titles and interests in the Project (see Note 2). The rights received in the Project were capitalized and were amortized over a period of three years. The intangible assets became fully amortized as of December 31, 2005.

Offering Costs

The Company incurred legal fees related to the preparation of its private placement memorandums. Such costs were initially deferred until the offerings were completed, at which time they were recorded as a reduction of gross proceeds from the offerings.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Loss per common share

The Company accounts for loss per share under the provisions of SFAS No. 128, "Earnings Per Share". Under SFAS No. 128, net loss per share-basic excludes dilution and is determined by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net loss per share-diluted reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As of December 31, 2008 (unaudited) and December 31, 2007, the Company had not granted any common stock options or other potentially dilutive securities. Therefore, basic and diluted losses per share for the years ended December 31, 2008 (unaudited) and December 31, 2007, and from December 11, 2001 (inception) through December 31, 2008 (unaudited) were equal.

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders' equity.

Financial Instruments

The Company's financial instruments consist of bank overdrafts, accounts payable, and indebtedness to related parties. The indebtedness to related parties is not evidenced by a note payable or other security. At December 31, 2008 (unaudited) and December 31 2007, and from December 11, 2001 (inception) through December 31, 2008 (unaudited), the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

Significant Accounting Policies that may have a Material Impact on Future Financial Statements

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs and accounting for exploitation costs, including advertising and marketing expenses.

SOP 00-2 requires that advertising costs be expensed in accordance with SOP 93-7, "Reporting on Advertising Costs" while all other exploitation costs are to be expensed as incurred. Development costs for abandoned projects and indirect overhead costs are to be charged to expense instead of being capitalized to film costs.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"), which summarized the SEC staff's view in applying generally accepted accounting principles to revenue recognition in financial statements.

Revenue is recognized in accordance with SOP 00-2 and SAB 101. Revenues from foreign theatrical, home video, television and pay television licensing contracts are recognized when the film is available for exhibition by the licensee and when certain other conditions are met. Revenues from domestic theatrical distribution of films are recognized as the films are exhibited.

Cash payments, advances or other fees are recorded as and when collected, unless all the conditions of revenue recognition have not been met. In the case of the latter, revenues are recorded as deferred revenue until all conditions are met.

Film costs include (1) development cost, (2) cost of production, (3) investment in distribution rights, and (4) marketing and distribution expenses. Film costs are amortized, and estimated residual and participation costs are accrued, on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total ultimate gross film revenues from all sources.

Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Ultimate revenue and cost forecasts for films are periodically reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a film will result in an ultimate loss, additional amortization is provided to fully recognize such loss.

Revenue from the sale or licensing of motion pictures and television programs is recognized upon meeting all recognition requirements of SOP 00-2. Revenue from the theatrical release of motion pictures is recognized at the time of exhibition based on the company's participation in box office receipts.

Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards *161, "Disclosures about Derivative Instruments and Hedging Activities"*, which amends the disclosure requirements of *SFAS 133*. SFAS 161 provides an enhanced understanding about how and why derivative instruments are used, how they are accounted for and their effect on an entity's financial position, performance and cash flows. SFAS 161, which is effective for fiscal years beginning after November 15, 2008, will require additional disclosure in future filings, but will have no financial impact to the Company's results of operations, cash flows or financial position.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51* ("FAS 160"). FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the entity that should be reported as equity in the financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. Based on the Company's current operations, it is believed that FAS 160 will have little significant impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and, as such, the Company will adopt this standard in fiscal year 2009. The Company has not yet determined the impact, if any, of SFAS 141R will have on the financial statements.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without being required to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective as of the beginning of fiscal years that start after November 15, 2007. Management is currently evaluating the impact that SFAS No. 159 will have on the Company's financial position and results of operations upon adoption.

Effective March 26, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109* ("FIN 48"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlements. Upon adoption, the Company does not have any material uncertain tax positions.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which clarifies the definition of fair value, establishes a framework for measuring fair value within GAAP and expands the disclosures regarding fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP 157-2 "Partial Deferral of the Effective Date of Statement 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 on its financial position and results of operations.

(2) Related Party Transactions

Years ended December 31, 2008 (unaudited) and 2007

The Company had $62,100 in rent payable to officers at January 1, 2006. During 2006 the officer agreed to forgive this payable as contributed capital, which is included in the accompanying financial statements as Additional Paid in Capital.

Officers of the Company provided the use of office space and equipment to the Company during the first two months of the year ended December 31, 2008 (unaudited) and for the twelve months of the year ended December 31, 2007, while Black & Baird, an affiliate owned and managed by one of the company's officers, provided the use of office space and equipment to the Company during the final ten months of the period presented. The use of the facilities was valued at $200 per month. During the first two months of the year ended December 31, 2008 (unaudited) and the twelve months of the year ended December 31, 2007 , the Company classified these expenses as contributed capital which are included in the accompanying financial statements as Additional Paid in Capital. Beginning March 1, 2008 the Company began to pay rent expense. As of December 31, 2008, the Company had $-0- (unaudited) in rent payable.

The president agreed to serve as the producer and general manager of the Project. Under the terms of the acquisition agreement, the president will receive a management fee $5,000 per month during the pre-production phase and $10,000 per month once production of the pilot commences. The Company incurred compensation expenses totaling $120,000 (unaudited), $120,000 , and $840,000 (unaudited), respectively, for management fees, business development and administrative services provided by the Company's two officers during the year ended December 31, 2008 and 2007, and from December 11, 2001 (inception) through December 31, 2008. The Company's officers have agreed to forgive the compensation expense incurred from January 1, 2006 to December 31, 2008, which is included in the accompanying financial statements as Additional Paid in Capital.

As of December 31, 2007, the Company owed to its officers $367,102 for unpaid compensation. During June 2008, the Company and its officers agreed to convert the entire obligation into 2,447,347 shares (unaudited) of the Company's common stock, a rate of $.15 (unaudited) per share. The transaction was recorded at the fair value of the common stock as determined by the Company's Board of Directors. As of December 31, 2008 and 2007, the Company owed the officers $-0- (unaudited) and $367,102, respectively, for unpaid services, which are included in the accompanying financial statements as Indebtedness to Related Parties.

For the years ended December 31, 2008 (unaudited) and 2007, and from December 11, 2001 (inception) through December 31, 2008 (unaudited), the officers advanced the Company $36,985, $12,718, and $88,834, respectively, for working capital. The accumulated working capital payable at December 31, 2008 (unaudited) and 2007, was $-0- and $51,849 respectively. The advances are non-interest bearing and are due on demand. The unpaid advances are included in the accompanying financial statements as Indebtedness to Related Parties.

The following schedule discloses the payments made and liabilities owed to the Company's officers for the years ended December 31, 2008 (unaudited) and 2007:

	President	Secretary	Total
Rent			
Rent payable to officers at January 1, 2007	$ -	$ -	$ -
Rent incurred for the year ended December 31, 2007	1,200	1,200	2,400
Rent forgiven as contributed capital during 2007	(1,200)	(1,200)	(2,400)
Rent payable to officers at December 31, 2007	-	-	-
Rent incurred for the year ended December 31, 2008 (unaudited)	2,200	200	2,400
Rent forgiven as contributed capital during 2008 (unaudited)	(200)	(200)	(400)
Rent paid to officers at December 31, 2008 (unaudited)	(2,000)	-	(2,000)
Rent payable to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -
Compensation			
Compensation payable to officers at January 1, 2007	$ 184,452	$ 182,650	$ 367,102
Compensation incurred for the year ended December 31, 2007	60,000	60,000	120,000
Compensation forgiven as contributed capital during 2007	(60,000)	(60,000)	(120,000)
Compensation payable to officers at December 31, 2007	184,452	182,650	367,102
Compensation incurred for the year ended December 31, 2008 (unaudited)	60,000	60,000	120,000
Compensation forgiven as contributed capital during 2008 (unaudited)	(60,000)	(60,000)	(120,000)
Compensation converted to common stock during 2008 (unaudited)	(184,452)	(182,650)	(367,102)
Compensation payable to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -
Working capital advances			
Advances payable to officers at January 1, 2007	$ 7,600	$ 31,531	$ 39,131
Advances received during the year ended December 31, 2007	-	12,718	12,718
Payments made during 2007	-	-	-
Advances payable to officers at December 31, 2007	7,600	44,249	51,849
Advances received during the year ended December 31, 2008 (unaudited)	17,894	19,091	36,985
Payments made during 2008 (unaudited)	(25,494)	(63,340)	(88,834)
Advances payable to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -
Total amounts owed to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -

During January 2002, the Company sold 5,000,000 shares of its $.001 par value common stock to its two officers (2,500,000 shares each) for $5,000 ($.001 per share).

On February 19, 2002, the Company acquired all of the rights, titles and interests in the Project from the Company's president. Because the transaction occurred between related parties, the rights, titles and interest in the Project were valued based on the carrying value as held by the president prior to the transaction, or $10,000. The Project became fully amortized as of fiscal year end 2005.

During the year ended December 31, 2008 (unaudited), the Company advanced its Secretary a $60,000 (unaudited) loan, of which $10,000 (unaudited) has been repaid during the period. The receivable is non-interest bearing and is due on demand. The note receivable is included in the accompanying financial statements as Due from related party. The Company received payment for the remaining balance of the receivable during January of 2009.

(3) Shareholders' Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at December 31, 2008 (unaudited) or December 31, 2007.

Treasury Stock

During June of 2008, The Company repurchased 175,000 (unaudited) shares of its common stock for $0.01 per share. The Company is authorized to hold the stock in treasury until the shares are either retired or resold to an investor. The treasury stock is recorded at the cost the Company reacquired the stock for. At December 31, 2008 (unaudited) and 2007 the company had 175,000 shares and 0 shares of treasury stock with a stated value of $1,750 and $-0- respectively.

Private Placement Offerings

During August 2008, the Company conducted a private placement offering whereby it sold 86,061 (unaudited) shares of its $.001 par value stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $21,515 (unaudited).

During March and April 2008, the Company conducted a private placement offering whereby it sold 3,000,000 shares of its $.001 par value stock for $.0833 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $250,000 (unaudited) less the offering costs of $25,000 (unaudited).

During the period from July 2003 through December 2004, the Company conducted a private placement offering whereby it sold 332,121 shares of its $.001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $83,030.

During the six months ended June 30, 2005, the Company continued the above private placement offering that commenced in July 2003, and sold 29,800 shares of its $.001 par value common stock for $.25 per share. The Company received proceeds from the offering totaling $7,450.

During the period from May through November 2002, the Company conducted a private placement offering whereby it sold 242,262 shares of its $.001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $60,565.

During February and March 2002, the Company conducted a private placement offering whereby it sold 3,000,000 shares of its $.001 par value common stock for $.01 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $30,000.

(4) Gain on Settlement of Payables

During the year ended December 31, 2008, the Company extinguished two account payables owed for legal and professional fees. The liabilities totaled $32,984 (unaudited) and were settled for cash payments of $7,500 (unaudited), resulting in a gain of $25,484 (unaudited).

(5) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

	Years Ended December 31,	
	2008	**2007**
	(Unaudited)	
U.S. federal statutory graduated rate	17.19%	15.00%
Contributed rent and services	-11.22%	-14.70%
Net operating loss for which no tax benefit is currently available	-5.97%	-0.30%
	0.00%	0.00%

At December 31, 2008, deferred taxes consisted of a net tax asset of $207,326 (unaudited), due to operating loss carryforwards of $1,125,889 (unaudited), which was fully allowed for, in the valuation allowance of $207,326. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2008 and 2007 totaled $11,023 (unaudited) and $375 respectively. The current tax benefit also totaled $11,023 (unaudited) and $375 for the years ended December 31, 2008 and 2007, respectively. The net operating loss carryforward expires through the year 2028.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.

UNAUDITED FINANCIAL STATEMENTS

FOR

NORVANCO, INC.

FOR PERIOPD ENDING

MARCH 31, 2009

NORVANCO, INC.
(A Development Stage Company)
Index to Financial Statements

NORVANCO, INC.
(A Development Stage Company)
Balance Sheets

	March 31,		December 31,	
	2009	2008	2008	2007
	(Unaudited)	(Unaudited)	(Unaudited)	
Assets				
Current assets:				
Cash	$ 268	$ 85,088	$ 38	$ 32
Travel advance	5,000	—	5,000	—
Prepaid rent	—	200	—	—
Due from related party (Note 2)	7,810	50,000	50,000	—
Total current assets	13,078	135,288	55,038	32
Furniture and equipment, net of accumulated depreciation of $936 (unaudited), $546 (unaudited), $826 (unaudited), and $512 respectively	661	136	771	170
Total assets	$ 13,739	$ 135,424	$ 55,809	$ 202
Liabilities and Shareholders' Equity (Deficit)				
Current liabilities:				
Bank overdraft	$ 7,734	$ —	$ 290	$ —
Accounts payable and accrued liabilities	66	40,083	24	40,761
Indebtedness to related parties (Note 2)	—	418,951	—	418,951
Total current liabilities	7,800	459,034	314	459,712
Shareholders' equity (deficit) (Note 3):				
Preferred stock, $.001 par value, 100,000,000 shares authorized; -0- (unaudited), -0- (unaudited), -0- (unaudited), and -0- shares issued and outstanding, respectively	—	—	—	—
Common stock, $.001 par value, 100,000,000 shares authorized; 14,137,591 (unaudited) issued 13,962,591 (unaudited) outstanding, 10,404,183 (unaudited) issued and outstanding, 14,137,591 (unaudited) issued 13,962,591 (unaudited) outstanding, 8,604,183 issued and outstanding, repectively	14,137	10,404	14,137	8,604
Additional paid-in capital	1,178,749	659,575	1,176,829	480,975
Deficit accumulated during development stage	(1,176,489)	(986,557)	(1,125,889)	(941,397)
Total paid-in capital and retained deficit	16,397	(316,578)	65,077	(451,818)
Cost of treasury stock	(1,750)	—	(1,750)	—
Cumulative translation adjustment	(8,707)	(7,032)	(7,832)	(7,692)
Total shareholders' equity (deficit)	5,940	(323,610)	55,495	(459,510)
	$ 13,739	$ 135,424	$ 55,809	$ 202

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statements of Operations

	For the Three Months Ended March 31, 2009	For the Three Months Ended March 31, 2008	December 11, 2001 (Inception) through March 31, 2009	For the Years Ended December 31, 2008	For the Years Ended December 31, 2007	December 11, 2001 (Inception) through December 31, 2008
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)		(Unaudited)
Costs and expenses:						
Organization costs	$ —	$ —	$ 1,160	$ —	$ —	$ 1,160
Officer compensation (Note 2)	30,000	30,000	870,000	120,000	120,000	840,000
Rent (Note 2)	513	600	79,828	2,515	2,400	79,315
Professional fees	12,508	—	141,157	32,982	1,178	128,649
Consulting fees	3,609	10,000	35,909	32,300	—	32,300
Website fees	2,295	3,984	9,854	7,559	—	7,559
Travel and entertainment	81	—	5,837	5,756	—	5,756
Gain on settlement of accounts payable (Note 4)	—	—	(25,484)	(25,484)	—	(25,484)
Depreciation and amortization	110	34	10,936	314	137	10,826
Other general and administrative expenses	1,484	542	43,014	8,550	153	41,530
Total costs and expenses	50,600	45,160	1,172,211	184,492	123,868	1,121,611
Loss before interest expense and income taxes	(50,600)	(45,160)	(1,172,211)	(184,492)	(123,868)	(1,121,611)
Interest expense	—	—	(4,278)	—	(1,031)	(4,278)
Loss before income taxes	(50,600)	(45,160)	(1,176,489)	(184,492)	(124,899)	(1,125,889)
Provision for income taxes (Note 5)	—	—	—	—	—	—
Net loss	$ (50,600)	$ (45,160)	$ (1,176,489)	$ (184,492)	$ (124,899)	$ (1,125,889)
Basic and diluted loss per share	$ (0.00)	$ (0.00)		$ (0.02)	$ (0.01)	
Weighted average common shares outstanding	14,137,591	10,404,183		11,938,002	8,604,183	

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
Balance at December 31, 2001 (inception)	—	$ —	—	$ —	$ —	$ —	—	$ —	—	$ —
Net loss, period ended December 31, 2001	—	—	—	—	—	(1,160)	—	—	—	(1,160)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(1,160)
Balance at December 31, 2001	—	—	—	—	—	(1,160)	—	—	—	(1,160)
January 2002, common stock sold to the Company's officers at $.001/share (Note 2)	—	—	5,000,000	5,000	—	—	—	—	—	5,000
March 2002, common stock sold in private offering at $.01/share (Note 3)	—	—	3,000,000	3,000	27,000	—	—	—	—	30,000
September 2002, common stock sold in private offering at $.25/share (Note 3)	—	—	235,722	236	58,694	—	—	—	—	58,930
November 2002, common stock sold in private offering at $.25/share (Note 3)	—	—	6,540	6	1,629	—	—	—	—	1,635
Offering costs incurred	—	—	—	—	(3,366)	—	—	—	—	(3,366)
Comprehensive loss:										
Net loss, year ended December 31, 2002	—	—	—	—	—	(172,916)	—	—	—	(172,916)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(26)	(26)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(172,942)
Balance at December 31, 2002	—	—	8,242,262	8,242	83,957	(174,076)	—	—	(26)	(81,903)
July 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	17,430	17	4,340	—	—	—	—	4,357
August 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	24,000	24	5,976	—	—	—	—	6,000
September 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	40,691	41	10,132	—	—	—	—	10,173
October 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	20,000	20	4,980	—	—	—	—	5,000
November 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
December 2003, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
Comprehensive loss:										
Net loss, year ended December 31, 2003	—	—	—	—	—	(158,961)	—	—	—	(158,961)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(1,257)	(1,257)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(160,218)
Balance at December 31, 2003	—	—	8,364,383	8,364	114,365	(333,037)	—	—	(1,283)	(211,591)
January 2004, common stock sold in private offering at $.25/share (Note 3)	—	—	200,000	200	49,800	—	—	—	—	50,000
November 2004, common stock sold in private offering at $.25/share (Note 3)	—	—	10,000	10	2,490	—	—	—	—	2,500
Comprehensive loss:										
Net loss, year ended December 31, 2004	—	—	—	—	—	(183,018)	—	—	—	(183,018)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(790)	(790)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(183,808)
Balance at December 31, 2004	—	—	8,574,383	8,574	166,655	(516,055)	—	—	(2,073)	(342,899)

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
March 2005, common stock sold in private offering at $.25/share (Note 3)	—	—	20,000	20	4,980	—	—	—	—	5,000
June 2005, common stock sold in private offering at $.25/share (Note 3)	—	—	9,800	10	2,440	—	—	—	—	2,450
Comprehensive loss:										
Net loss, year ended December 31, 2005	—	—	—	—	—	(164,454)	—	—	—	(164,454)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(652)	(652)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(165,106)
Balance at December 31, 2005	—	—	8,604,183	8,604	174,075	(680,509)	—	—	(2,725)	(500,555)
December 2006, services contributed by officers (Note 2)	—	—	—	—	120,000	—	—	—	—	120,000
December 2006, rent contributed by officers (Note 2)	—	—	—	—	2,400	—	—	—	—	2,400
December 2006, officers forgiveness of prior year rent accruals (Note 2)	—	—	—	—	62,100	—	—	—	—	62,100
Comprehensive loss:										
Net loss, year ended December 31, 2006	—	—	—	—	—	(135,989)	—	—	—	(135,989)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(490)	(490)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(136,479)
Balance at December 31, 2006	—	—	8,604,183	8,604	358,575	(816,498)	—	—	(3,215)	(452,534)
December 2007, services contributed by officers (Note 2)	—	—	—	—	120,000	—	—	—	—	120,000
December 2007, rent contributed by officers (Note 2)	—	—	—	—	2,400	—	—	—	—	2,400
Comprehensive loss:										
Net loss, year ended December 31, 2007	—	—	—	—	—	(124,899)	—	—	—	(124,899)
Cumulative translation adjustment	—	—	—	—	—	—	—	—	(4,477)	(4,477)
Total comprehensive loss	—	—	—	—	—	—	—	—	—	(129,376)
Balance at December 31, 2007	—	—	8,604,183	8,604	480,975	(941,397)	—	—	(7,692)	(459,510)
March and April 2008, Common Stock sold in private placement private offering at $0.083 per share (unaudited) (Note 3)	—	—	3,000,000	3,000	247,000	—	—	—	—	250,000
Offering costs incurred (unaudited (Note 3)	—	—	—	—	(25,000)	—	—	—	—	(25,000)
June 2008, Common Stock buyback at $0.01 per share (unaudited) (Note 3)	—	—	—	—	—	—	(175,000)	(1,750)	—	(1,750)
June 2008, common stock issued in exchange for indebtedness to related parties at $0.15 per share (unaudited)	—	—	2,447,347	2,447	364,655	—	—	—	—	367,102
August 2008, Common Stock sold in private placement private offering at $0.25 per share (unaudited) (Note 3)	—	—	86,061	86	21,429	—	—	—	—	21,515
December 2008, services contributed by officers (unaudited) (Note 2)	—	—	—	—	87,370	—	—	—	—	87,370
December 2008, rent contributed by officers (unaudited) (Note 2)	—	—	—	—	400	—	—	—	—	400
Comprehensive loss:										
Net loss, year ended December 31, 2008 (unaudited)	—	—	—	—	—	(184,492)	—	—	—	(184,492)
Cumulative translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(140)	(140)
Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(184,632)
Balance at December 31, 2008 (unaudited)	—	—	14,137,591	14,137	1,176,829	(1,125,889)	(175,000)	(1,750)	(7,832)	55,495
March 2009, services contributed by officers (unaudited) (Note 2)	—	—	—	—	1,920	—	—	—	—	1,920

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statement of Changes in Shareholders' Equity (Deficit)

	Preferred Stock		Common Stock		Additional paid-in capital	Deficit Accumulated During Development Stage	Common Stock		Cumulative Translation Adjustment Other Comprehensive Loss	Total
	Shares	Par Value	Shares	Par Value			Shares	Value		
Comprehensive loss:										
Net loss, three months ended March 31, 2009 (unaudited)	—	—	—	—	—	(50,600)	—	—	—	(50,600)
Cumulative translation adjustment (unaudited)	—	—	—	—	—	—	—	—	(875)	(875)
Total comprehensive loss (unaudited)	—	—	—	—	—	—	—	—	—	(51,475)
Balance at March 31, 2009 (unaudited)	—	$ —	14,137,591	$ 14,137	$ 1,178,749	$ (1,176,489)	(175,000)	$ (1,750)	(8,707)	$ 5,940

See accompanying notes to financial statements

NORVANCO, INC.
(A Development Stage Company)
Statements of Cash Flows

	For the Three Months Ended March 31, 2009 (Unaudited)	For the Three Months Ended March 31, 2008 (Unaudited)	December 11, 2001 (Inception) through March 31, 2009 (Unaudited)	For the Years Ended December 31, 2008 (Unaudited)	For the Years Ended December 31, 2007	December 11, 2001 (Inception) through December 31, 2008 (Unaudited)
Cash flows from operating activities:						
Net Loss	$ (50,600)	$ (45,160)	$ (1,176,489)	$ (184,492)	$ (124,899)	$ (1,125,889)
Adjustments to reconcile net loss to net cash used by operating activities:						
Depreciation and amortization	110	34	10,936	314	137	10,826
Contributed services and rent	30,000	30,400	457,300	120,400	122,400	427,300
Changes in operating assets:						
Accounts Receivable	—	(200)	(5,000)	(5,000) 0	—	(5,000)
Changes in operating liabilities:						
Accounts payable	42	(679)	66	(40,737)	2,665	24
Indebtedness to related parties	—	—	367,102	(51,849)	12,718	367,102
Bank Overdraft	7,444	—	7,734	290	(8,512)	290
Net cash provided by (used in) operating activities	(13,004)	(15,605)	(338,351)	(161,074)	4,509	(325,347)
Cash flows from investing activities:						
Cash paid for furniture and equipment	—	—	(1,597)	(915)	—	(1,597)
Cash paid for intangible asset	—	—	(10,000)	—	—	(10,000)
Loan to Officer	42,190	(50,000)	(7,810)	(50,000)	—	(50,000)
Net cash used in investing activities	42,190	(50,000)	(19,407)	(50,915)	—	(61,597)
Cash flows from financing activities:						
Proceeds from the sale of common stock	—	150,000	457,560	271,515	—	457,560
Cash paid for offering costs	—	—	(28,366)	(25,000)	—	(28,366)
Excess repayment of Related Party Advances	(28,081)		(60,711)	(32,630)	— 0	(32,630)
Share Buyback	—	—	(1,750)	(1,750)	—	(1,750)
Net cash provided by financing activities	(28,081)	150,000	366,733	212,135	—	394,814
Effect of exchange rate changes on cash	(875)	661	(8,707)	(140)	(4,477)	(7,832)
Net change in cash	230	85,056	268	6	32	38
Cash, beginning of period	38	32	—	32	—	—
Cash, end of period	$ 268	$ 85,088	$ 268	$ 38	$ 32	$ 38
Supplemental disclosure of cash flow information:						
Cash paid during the period for:						
Interest	$ —	$ —	$ 4,278	$ —	$ 1,031	$ 4,278
Income taxes	$ —	$ —	$ —	$ —	$ —	$ —
Noncash investing and financing transactions:						
Forgiveness of Related Party Notes Payable	$ —	$ —	$ —	$ —	$ —	$ (429,202)
Common stock issued in exchange for indebtedness to related parties	$ —	$ —	$ 367,102	$ 367,102	$ —	$ 367,102

See accompanying notes to financial statements

NORVANCO INC.
(A Development Stage Company)
Notes to Financial Statements

(1) Summary of Significant Accounting Policies

Organization and Basis of Presentation

Norvanco Inc. (the "Company") was incorporated on December 11, 2001 in the State of Nevada to development business opportunities in the entertainment industry. On February 19, 2002, the Company acquired all of the rights, titles and interests in an entertainment project called "Natural Follies" (the "Project") (see Note 2). The Company has since selected the Project to be its lead project. The Company's management plans to meet with producers and concept development consultants during 2009.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the accompanying financial statements, the Company is a development stage company with no revenues, has incurred operating losses since inception, used significant cash in support of its operating activities and, based upon current operating levels, requires additional capital or significant restructuring to sustain its operations for the foreseeable future. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern.

The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flow to meet its obligations on a timely basis and ultimately to attain profitability. The Company intends to complete a private placement offering of its common stock to raise sufficient financing in order to meet its financial requirements over the next twelve months and to fund its business plan. There is no assurance that the Company will be successful in raising additional funds.

Unaudited Financial Statements

The financial data presented as of and for the three months ended March 31, 2009 and 2008 as well as for the year ended December 31, 2008 are unaudited.

In the opinion of management, the unaudited interim financial statements include all adjustments which are necessary in order to make the unaudited interim financial statements not misleading.

Development Stage Company

The Company is in the development stage in accordance with Financial Accounting Standards Board Statements of Financial Accounting Standards ("SFAS") No. 7 *Accounting and Reporting by Development Stage Enterprises.*

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired, to be cash equivalents. The Company had no cash equivalents at March 31, 2009 and 2008 (unaudited) and December 31, 2008 (unaudited) and 2007.

Furniture and Equipment

Furniture and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets. The assets useful lives are estimated to be five years for the furniture and three years for the computer equipment. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are expensed as incurred.

Intangible Assets

On February 19, 2002, the Company acquired all of the rights, titles and interests in the Project (see Note 2). The rights received in the Project were capitalized and were amortized over a period of three years. The intangible assets became fully amortized as of December 31, 2005.

Offering Costs

The Company incurred legal fees related to the preparation of its private placement memorandums. Such costs were initially deferred until the offerings were completed, at which time they were recorded as a reduction of gross proceeds from the offerings.

Impairment of Long-Lived Assets

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). SFAS 109 requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Loss per common share

NORVANCO INC.
(A Development Stage Company)
Notes to Financial Statements

The Company accounts for loss per share under the provisions of SFAS No. 128, "Earnings Per Share". Under SFAS No. 128, net loss per share-basic excludes dilution and is determined by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net loss per share-diluted reflects the potential dilution that could occur if securities and other contracts to issue common stock were exercised or converted into common stock. As of March 31, 2009 (unaudited) and December 31, 2008 (unaudited), the Company had not granted any common stock options or other potentially dilutive securities. Therefore, basic and diluted losses per share for the three months ended March 31, 2008, and 2008 (unaudited), from December 11, 2001 (inception) through March 31, 2009 (unaudited), for the years ended December 31, 2008 (unaudited) and 2007, and from December 11, 2001 (inception) through December 31, 2008 (unaudited) were equal.

Foreign Currency Translation

The accounts of the Company's foreign operations have been translated into United States dollars. Assets and liabilities of those operations are translated in U.S. dollars using exchange rates as of the balance sheet date; income and expenses are translated using the average exchange rates for the reporting period. Translation adjustments are deferred in accumulated other comprehensive income (loss), a separate component of shareholders' equity.

Financial Instruments

The Company's financial instruments consist of bank overdrafts, accounts payable, and indebtedness to related parties. The indebtedness to related parties is not evidenced by a note payable or other security. At March 31, 2009 and 2008 (unaudited), from December 11, 2001 (inception) through March 31, 2009 (unaudited), for the years ended December 31, 2008 (unaudited) and 2007, and from December 11, 2001 (inception) through December 31, 2008 (unaudited), the fair value of the Company's financial instruments approximate fair value due to the short-term maturity of the instruments.

Significant Accounting Policies that may have a Material Impact on Future Financial Statements

In June 2000, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 00-2 "Accounting by Producers or Distributors of Films" ("SOP 00-2"). SOP 00-2 established new accounting standards for producers or distributors of films, including changes in revenue recognition, capitalization and amortization of costs of acquiring films and television programs and accounting for exploitation costs, including advertising and marketing expenses.

SOP 00-2 requires that advertising costs be expensed in accordance with SOP 93-7, "Reporting on Advertising Costs" while all other exploitation costs are to be expensed as incurred. Development costs for abandoned projects and indirect overhead costs are to be charged to expense instead of being capitalized to film costs.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, Revenue Recognition in Financial Statements ("SAB 101"), which summarized the SEC staff's view in applying generally accepted accounting principles to revenue recognition in financial statements.

Revenue is recognized in accordance with SOP 00-2 and SAB 101. Revenues from foreign theatrical, home video, television and pay television licensing contracts are recognized when the film is available for exhibition by the licensee and when certain other conditions are met. Revenues from domestic theatrical distribution of films are recognized as the films are exhibited.

Cash payments, advances or other fees are recorded as and when collected, unless all the conditions of revenue recognition have not been met. In the case of the latter, revenues are recorded as deferred revenue until all conditions are met.

Film costs include (1) development cost, (2) cost of production, (3) investment in distribution rights, and (4) marketing and distribution expenses. Film costs are amortized, and estimated residual and participation costs are accrued, on an individual film basis in the ratio that the current year's gross film revenues bear to management's estimate of total ultimate gross film revenues from all sources.

Film costs are stated at the lower of cost or estimated net realizable value on an individual film basis. Ultimate revenue and cost forecasts for films are periodically reviewed by management and revised when warranted by changing conditions. When estimates of total revenues and costs indicate that a film will result in an ultimate loss, additional amortization is provided to fully recognize such loss.

Revenue from the sale or licensing of motion pictures and television programs is recognized upon meeting all recognition requirements of SOP 00-2. Revenue from the theatrical release of motion pictures is recognized at the time of exhibition based on the company's participation in box office receipts.

Recent accounting pronouncements

In March 2008, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards *161, "Disclosures about Derivative Instruments and Hedging Activities"*, which amends the disclosure requirements of *SFAS 133*. SFAS 161 provides an enhanced understanding about how and why derivative instruments are used, how they are accounted for and their effect on an entity's financial position, performance and cash flows. SFAS 161, which is effective for fiscal years beginning after November 15, 2008, will require additional disclosure in future filings, but will have no financial impact to the Company's results of operations, cash flows or financial position.

In December 2007, the FASB issued SFAS No. 160, "*Noncontrolling Interests in Consolidated Financial Statements — an Amendment of ARB No. 51* ("FAS 160"). FAS 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. FAS 160 also clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the entity that should be reported as equity in the financial statements. FAS 160 is effective for fiscal years beginning on or after December 15, 2008. Based on the Company's current operations, it is believed that FAS 160 will have little significant impact on our results of operations or financial position.

In December 2007, the FASB issued SFAS No. 141(revised 2007), *Business Combinations* ("SFAS 141R"). SFAS 141R will significantly change the accounting for business combinations in a number of areas including the treatment of contingent consideration, contingencies, acquisition costs, IPR&D and restructuring costs. In addition, under SFAS 141R, changes in deferred tax asset valuation allowances and acquired income tax uncertainties in a business combination after the measurement period will impact income taxes. SFAS 141R is effective for fiscal years beginning after December 15, 2008 and, as such, the Company will adopt this standard in fiscal year 2009. The Company has not yet determined the impact, if any, of SFAS 141R will have on the financial statements.

In February 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115*" ("SFAS 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. This provides entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without being required to apply complex hedge accounting provisions. The provisions of SFAS No. 159 are effective as of the beginning of fiscal years that start after

November 15, 2007. Management is currently evaluating the impact that SFAS No. 159 will have on the Company's financial position and results of operations upon adoption.

Effective March 26, 2007, we adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement 109* ("FIN 48"). FIN 48 requires that a position taken or expected to be taken in a tax return be recognized in the financial statements when it is more likely than not (i.e. a likelihood of more than fifty percent) that the position would be sustained upon examination by tax authorities. A recognized tax position is then measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlements. Upon adoption, the Company does not have any material uncertain tax positions.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*, which clarifies the definition of fair value, establishes a framework for measuring fair value within GAAP and expands the disclosures regarding fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued FSP 157-2 "Partial Deferral of the Effective Date of Statement 157" (FSP 157-2). FSP 157-2 delays the effective date of SFAS 157, for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008. The Company is currently assessing the impact of SFAS No. 157 on its financial position and results of operations.

(2) Related Party Transactions

Years ended December 31, 2008 (unaudited) and 2007

The Company had $62,100 in rent payable to officers at January 1, 2006. During 2006 the officer agreed to forgive this payable as contributed capital, which is included in the accompanying financial statements as Additional Paid in Capital.

Officers of the Company provided the use of office space and equipment to the Company during the first two months of the year ended December 31, 2008 (unaudited) and for the twelve months of the year ended December 31, 2007, while Black & Baird, an affiliate owned and managed by one of the company's officers, provided the use of office space and equipment to the Company during the final ten months of the period presented. The use of the facilities was valued at approximately $200 per month. During the first two months of the year ended December 31, 2008 (unaudited) and the twelve months of the year ended December 31, 2007, the Company classified these expenses as contributed capital which are included in the accompanying financial statements as Additional Paid in Capital. Beginning March 1, 2008 the Company began to pay rent expense. As of December 31, 2008, the Company had $-0- (unaudited) in rent payable.

The president agreed to serve as the producer and general manager of the Project. Under the terms of the acquisition agreement, the president will receive a management fee $5,000 per month during the pre-production phase and $10,000 per month once production of the pilot commences. The Company incurred compensation expenses totaling $120,000 (unaudited), $120,000 , and $840,000 (unaudited), respectively, for management fees, business development and administrative services provided by the Company's two officers during the year ended December 31, 2008 and 2007, and from December 11, 2001 (inception) through December 31, 2008. The Company's officers agreed to contribute the services for which compensation expense was incurred for the years ended December 31, 2008 and 2007, which is included in the accompanying financial statements as Additional Paid in Capital.

As of December 31, 2007, the Company owed to its officers $367,102 for unpaid compensation. During June 2008, the Company and its officers agreed to convert the entire obligation into 2,447,347 shares (unaudited) of the Company's common stock, a rate of $.15 (unaudited) per share. The transaction was recorded at the fair value of the common stock as determined by the Company's Board of Directors. As of December 31, 2008 and 2007, the Company owed the officers $-0- (unaudited) and $367,102, respectively, for unpaid services, which are included in the accompanying financial statements as Indebtedness to Related Parties.

For the years ended December 31, 2008 (unaudited) and 2007, and from December 11, 2001 (inception) through December 31, 2008 (unaudited), the officers advanced the Company $36,985, $12,718, and $88,834, respectively, for working capital. The accumulated working capital payable at December 31, 2008 (unaudited) and 2007, was $-0- and $51,849 respectively. The advances are non-interest bearing and are due on demand. The unpaid advances are included in the accompanying financial statements as Indebtedness to Related Parties.

The following schedule discloses the payments made and liabilities owed to the Company's officers for the years ended December 31, 2008 (unaudited) and 2007:

NORVANCO INC.
(A Development Stage Company)
Notes to Financial Statements

	President	Secretary	Total
Rent			
Rent payable to officers at January 1, 2007	$ -	$ -	$ -
Rent incurred for the year ended December 31, 2007	1,200	1,200	2,400
Rent forgiven as contributed capital during 2007	(1,200)	(1,200)	(2,400)
Rent payable to officers at December 31, 2007	-	-	-
Rent incurred for the year ended December 31, 2008 (unaudited)	2,200	200	2,400
Rent forgiven as contributed capital during 2008 (unaudited)	(200)	(200)	(400)
Rent paid to officers at December 31, 2008 (unaudited)	(2,000)	-	(2,000)
Rent payable to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -
Compensation			
Compensation payable to officers at January 1, 2007	$ 184,452	$ 182,650	$ 367,102
Compensation incurred for the year ended December 31, 2007	60,000	60,000	120,000
Compensation forgiven as contributed capital during 2007	(60,000)	(60,000)	(120,000)
Compensation payable to officers at December 31, 2007	184,452	182,650	367,102
Compensation incurred for the year ended December 31, 2008 (unaudited)	60,000	60,000	120,000
Compensation forgiven as contributed capital during 2008 (unaudited)	(60,000)	(60,000)	(120,000)
Compensation converted to common stock during 2008 (unaudited)	(184,452)	(182,650)	(367,102)
Compensation payable to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -
Working capital advances			
Advances payable to officers at January 1, 2007	$ 7,600	$ 31,531	$ 39,131
Advances received during the year ended December 31, 2007	-	12,718	12,718
Payments made during 2007	-	-	-
Advances payable to officers at December 31, 2007	7,600	44,249	51,849
Advances received during the year ended December 31, 2008 (unaudited)	17,894	19,091	36,985
Payments made during 2008 (unaudited)	(25,494)	(63,340)	(88,834)
Advances payable to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -
Total amounts owed to officers at December 31, 2008 (unaudited)	$ -	$ -	$ -

During January 2002, the Company sold 5,000,000 shares of its $.001 par value common stock to its two officers (2,500,000 shares each) for $5,000 ($.001 per share).

On February 19, 2002, the Company acquired all of the rights, titles and interests in the Project from the Company's president. Because the transaction occurred between related parties, the rights, titles and interest in the Project were valued based on the carrying value as held by the president prior to the transaction, or $10,000. The Project became fully amortized as of fiscal year end 2005.

During the year ended December 31, 2008 (unaudited), the Company advanced its Secretary a $60,000 (unaudited) loan, of which $10,000 (unaudited) has been repaid during the period. The receivable is non-interest bearing and is due on demand. The note receivable is included in the accompanying financial statements as Due from related party. The Company received payment for part of the balance of the receivable during January 2009.

Three months ended March 31, 2009

Black & Baird, an affiliate owned and managed by one of the Company's officers provided the use of office space and equipment to the Company during the three months ended March 31, 2009. The use of the facilities was valued at approximately $200 per month. As of March 31, 2009, the Company had $-0- (unaudited) in rent payable.

The Company incurred compensation expenses totaling $30,000 (unaudited), $30,000 (unaudited), and $870,000 (unaudited), respectively, for management fees, business development and administrative services provided by the Company's two officers during the three months ended March 31, 2009 and 2008, and from December 11, 2001 (inception) through March 31, 2009. The Company's officers have agreed to contribute the services for which the compensation expense was incurred from January 1, 2009 to March 31, 2009, which is included in the accompanying financial statements as Additional paid-in capital.

As of March 31, 2008, the Company owed to its officers $367,102 (unaudited) for unpaid compensation. During June 2008, the Company and its officers agreed to convert the entire obligation into 2,447,347 shares (unaudited) of the Company's common stock, a rate of $.15 (unaudited) per share. The transaction was recorded at the fair value of the common stock as determined by the Company's Board of Directors. As of March 31, 2009 and 2008, the Company owed the officers $-0- (unaudited) and $367,102 (unaudited), respectively, for unpaid services, which are included in the accompanying unaudited interim financial statements as Indebtedness to Related Parties.

For the three months ended March 31, 2009 and 2008 (unaudited), and from December 11, 2001 (inception) through March 31, 2009 (unaudited), the officers advanced the Company $1,201, $-0-, and $90,035, respectively, for working capital. The accumulated working capital payable at March 31, 2009 and 2008 (unaudited), was $-0- and $51,849 respectively. The advances are non-interest bearing and are due on demand. The unpaid advances are included in the accompanying financial statements as Indebtedness to Related Parties.

The following schedule discloses the payments made and liabilities owed to the Company's officers for the three months ended March 31, 2009 (unaudited):

	President	Secretary	Total
Rent			
Rent payable to officers at January 1, 2009	$ -	$ -	$ -
Rent incurred for the three months ended March 31, 2009 (unaudited)	637	-	637
Rent paid during the period ended March 31, 2009 (unaudited)	(637)	-	(637)
Rent payable to officers at March 31, 2009 (unaudited)	$ -	$ -	$ -
Compensation			
Compensation payable to officers at January 1, 2009	$ -	$ -	$ -
Compensation incurred for the three months ended March 31, 2009 (unaudited)	15,000	15,000	30,000
Compensation forgiven as contributed capital during 2009 (unaudited)	(15,000)	(15,000)	(30,000)
Compensation payable to officers at March 31, 2009 (unaudited)	$ -	$ -	$ -
Working capital advances			
Advances payable to officers at January 1, 2009	$ -	$ -	$ -
Advances received during the three months ended March 31, 2009 (unaudited)	1,201	-	1,201
Payments made during 2009 (unaudited)	(1,201)	-	(1,201)
Total amounts owed to officers at March 31, 2009 (unaudited)	$ -	$ -	$ -

At January 1, 2009, the Company had a receivable balance of $50,000 (unaudited) due for a loan to the Company's Secretary. During the three months ended March 31, 2009 $42,190 (unaudited) was repaid. The receivable is non-interest bearing and is due on demand. The note receivable is included in the accompanying financial statements as Due from related party.

(3) Shareholders' Equity

Preferred Stock

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company had no preferred shares issued and outstanding at March 31, 2009 (unaudited) or December 31, 2008 (unaudited).

Private Placement Offerings

During August 2008, the Company conducted a private placement offering whereby it sold 86,061 shares of its $.001 par value stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended (unaudited). The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $21,515 (unaudited).

During June 2008, the Company repurchased 175,000 shares of its common stock for $.01 per share, or $1,750 (unaudited).

During March and April 2008, the Company conducted a private placement offering whereby it sold 3,000,000 shares of its $.001 par value stock for $.0833 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended (unaudited). The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering.

The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $250,000 less the offering costs of $25,000 (unaudited).

During the period from July 2003 through December 2004, the Company conducted a private placement offering whereby it sold 332,121 shares of its $.001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $83,030.

During the six months ended June 30, 2005, the Company continued the above private placement offering that commenced in July 2003, and sold 29,800 shares of its $.001 par value common stock for $.25 per share. The Company received proceeds from the offering totaling $7,450.

During the period from May through November 2002, the Company conducted a private placement offering whereby it sold 242,262 shares of its $.001 par value common stock for $.25 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $60,565.

During February and March 2002, the Company conducted a private placement offering whereby it sold 3,000,000 shares of its $.001 par value common stock for $.01 per share pursuant to an exemption from registration claimed under Regulation S of the Securities Act of 1933, as amended. The Company relied upon exemptions from registration believed by it to be available under federal and state securities laws in connection with the offering. The shares were sold through the Company's officers and directors. The Company received proceeds from the offering totaling $30,000.

(4) Gain on Settlement of Payables

During year ended December 31, 2008 (unaudited), the Company extinguished two account payables owed for legal and professional fees. The liabilities totaled $32,984 and were settled for cash payments of $7,500, resulting in a gain of $25,484.

(5) Income Taxes

A reconciliation of the U.S. statutory federal income tax rate to the effective tax rate is as follows:

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NORVANCO INC.
(A Development Stage Company)
Notes to Financial Statements

At March 31, 2009, deferred taxes consisted of a net tax asset of $210,416 (unaudited), due to operating loss carryforwards of $1,176,489 (unaudited), which was fully allowed for, in the valuation allowance of $210,416 (unaudited). The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the three months ended March 31, 2009 totaled $3,090 (unaudited). The current tax benefit also totaled $3,090 (unaudited) for the three months ended March 31, 2009. The net operating loss carryforward expires through the year 2029.

At December 31, 2008, deferred taxes consisted of a net tax asset of $207,326 (unaudited), due to operating loss carryforwards of $1,125,889 (unaudited), which was fully allowed for, in the valuation allowance of $207,326. The valuation allowance offsets the net deferred tax asset for which there is no assurance of recovery. The change in the valuation allowance for the years ended December 31, 2008 and 2007 totaled $11,023 (unaudited) and $375 respectively. The current tax benefit also totaled $11,023 (unaudited) and $375 for the years ended December 31, 2008 and 2007, respectively. The net operating loss carryforward expires through the year 2028.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the deferred tax asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax assets is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation, which could reduce or defer the utilization of these losses.